UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 19, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on form 6-K includes the following items:

(a)	Summary;

(b)	Strategic review;

(c)	Financial performance;

(d)	Cash flow, capital allocation and funding; and

(e)	Unaudited condensed consolidated financial statements of Vodafone Group Plc for the six months ended 30 September 2020.

Certain information listed above is taken from the previously published results announcement of Vodafone Group Plc for the six months ended 30 September 2019 (the ‘half-year financial report’). This report on Form 6-K does not update or restate any of the financial information set forth in the half-year financial report.

This report on Form 6-K should be read in conjunction with the Group’s annual report on Form 20-F for the year ended 31 March 2020. In particular the following sections:

•	the information contained under “Key performance indicators” on pages 26 and 27;

•	the information contained under “Chief Financial Officer’s review” on pages 28 and 29;

•	the information contained under “Our financial performance” on pages 30 to 39; and

•	the consolidated financial statements on pages 141 to 230.

The terms “Vodafone”, the “Group”, “we”, “our” and “us” refer to Vodafone Group Plc (“the Company”), and as applicable, its subsidiaries and/or its interest in joint ventures and/or associates.

Vodafone Group Plc ⫶ H1 FY21 results

Summary ⫶ Resilient performance

Basis of presentation

All amounts in this document marked with an “*” represent organic growth, which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is a non-GAAP performance measure. See “Use of non-GAAP financial information” on page 62 for further details and page 64 for the location of the reconciliation to the respective closest equivalent GAAP measure.

Net debt at 30 September 2020 marked with a “**” has been adjusted to exclude derivative gains in cash flow hedge reserves, the corresponding losses for which are not recognised on the bonds within net debt and which have significantly increased due to COVID-19 related market conditions. The ratio of net debt to adjusted EBITDA is calculated using adjusted EBITDA for a rolling 12 month period, normalised for acquisitions and disposals within the period.

Financial performance

Group revenue declined by 2.3% to €21.4 billion (FY20 H1: €21.9 billion), as good underlying momentum and the benefit from the acquisition of Liberty Global’s assets in Germany and CEE was offset by lower revenue from roaming, visitors and handset sales, foreign exchange headwinds and the disposal of Vodafone New Zealand.

The Group made a profit for the period of €1.6 billion reflecting our resilient financial performance during the first half of FY21. Basic earnings per share was 4.45 eurocents, compared to a loss per share of 7.24 eurocents in the six months ended 30 September 2019. Losses were recognised in the comparative period relating to Vodafone Idea Limited, which outweighed a €1.1 billion profit recorded on the disposal of Vodafone New Zealand. The current period includes a gain of €1.0 billion arising on the merger of Vodafone Hutchison Australia into TPG Telecom Limited.

Group service revenue decreased by 0.8%* (Q1: -1.3%*, Q2: -0.4%*) to €18.4 billion (FY20 H1: €18.5 billion) as good underlying momentum was offset by lower revenue from roaming and visitors. Adjusted EBITDA decreased by 1.9%* to €7.0 billion (FY20 H1: €7.1 billion) as a decline in revenue was partially offset by good cost control, with a net reduction in our Europe and Common Functions operating expenditure of €300 million during H1. The adjusted EBITDA margin was 0.1* percentage points lower year-on-year at 32.8%.

Cash flow, funding & capital allocation

Free cash flow (pre-spectrum and restructuring) increased by 14.5% to €0.5 billion (FY20 H1: €0.4 billion) supported by the resilient adjusted EBITDA performance and higher dividends received from associates and investments, partially offset by higher cash interest and tax. Licence and spectrum payments for the period totalled €0.3 billion (FY20 H1: €0.1 billion) and restructuring and other payments totalled €0.3 billion (FY20 H1: €0.3 billion). Free cash flow was -€101 million (FY20 H1: €34 million).

Net debt adjusted for mark-to-market gains deferred in hedging reserves at 30 September 2020 was €44.0** billion compared to €42.2** billion as at 31 March 2020. This increase in net debt reflects the FY20 final dividend payment of €1.2 billion, mark-to-market movements on derivatives, and foreign exchange losses, partially offset by proceeds of €0.4 billion following the subsequent sale of our 4.3% stake in INWIT in April 2020.

We aim to maintain our financial leverage within a range of 2.5-3.0x net debt to adjusted EBITDA. As at 30 September 2020, financial leverage was 3.0x**. The interim dividend per share is 4.5 eurocents (FY20 H1: 4.5 eurocents). The ex-dividend date for the interim dividend is 17 December 2020 for ordinary shareholders, the record date is 18 December 2020 and the dividend is payable on 5 February 2021.

Vodafone Group Plc ⫶ H1 FY21 results

Strategic review ⫶ Delivering our strategic priorities

In November 2018, we set out a long-term ambition to reshape Vodafone and establish a foundation from which the Group can grow in the converged connectivity markets in Europe, and mobile data and payments in Africa. This ambition was to be delivered through three strategic priorities: to deepen engagement with our customers; to accelerate our transformation to a digital first organisation; and improve the utilisation of our assets. Given the ambition to reshape Vodafone, we added a fourth strategic priority to optimise the portfolio of our operations.

During the first half of FY21, we have executed at pace across all four priorities. Highlights of activity during the period include:

•	Deepening customer engagement, with mobile contract customer loyalty improved year-on-year for an 8th successive quarter

•	we have 52 million homes passed with a 1 Gigabit capable fixed-line network;

•	we have launched 5G in 127 cities across 9 of our European markets;

•	in response to the trading conditions related to the pandemic, we accelerated a series of cost saving activities, resulting in a €300 million net reduction in our Europe and Common Functions operating expenditure;

•	we have secured mobile wholesale agreements with PostePay in Italy with more than four million connections, Asda Mobile in the UK, and Forthnet in Greece;

•	we completed the merger of Vodafone Hutchison Australia with TPG Telecom to establish a fully integrated telecommunications operator in Australia. We now hold an economic interest of 25.05% in the Australian Stock Exchange listed entity; and

•	we are on track for the IPO of Vantage Towers in early 2021.

The table below summarises the progress against our strategic priorities in H1 FY21.

Strategic progress summary	Units	H1 FY21	H1 FY20
1. Deepening customer engagement
Europe mobile contract customers[1]	million	65.0	63.8
Europe broadband customers[1]	million	25.4	24.5
Europe on-net Gigabit capable connections[1]	million	38.9	23.5
Europe Consumer converged customers[1]	million	7.5	6.8
Europe mobile contract customer churn	%	12.9	14.6
Africa data users[2]	million	84.5	81.2
M-Pesa transaction volume[2]	billion	6.8	6.0
Business fixed-line service revenue growth	%	4.2	2.9
IoT SIM connections	million	112	94

2. Accelerating digital transformation
Europe net opex savings[3]	billion	0.3	0.2
Europe digital channel sales mix[4]	%	22	20
Europe frequency of customer contacts p.a	#	1.4	1.6
Europe MyVodafone app penetration	%	62	63

3. Improving asset utilisation
Average Europe monthly mobile data usage per customer	GB	6.2	4.2
Europe on-net NGN broadband penetration[1]	%	30	29

Notes:

1. Including VodafoneZiggo | 2. Africa including Safaricom, Ghana and Egypt | 3. Europe and common function operating costs. | 4. Figure presented in H1 FY21 column reflects Europe digital channel sales mix in Q2 FY21 as the mix in Q1 FY21 was impacted by retail restrictions due to COVID-19.

Vodafone Group Plc ⫶ H1 FY21 results

It is two years since we set out our strategic priorities to focus the Group on the converged connectivity market in Europe, and mobile data and payments in Africa. This first phase of our strategic transformation has progressed well and in this strategic review section we illustrate that:

A.	We are delivering our strategic priorities at pace to reshape Vodafone; and

B.	We are well-positioned for our next phase to create sustainable stakeholder value.

A ⫶ Delivering our strategic priorities at pace to reshape Vodafone

The actions we have taken in the last two years and their results are summarised in the sub-sections below. Our actions have delivered a more consistent revenue growth profile, with our service revenue trends remaining resilient despite the direct impacts of the COVID-19 pandemic on revenue from roaming and visitors.

We are firmly on track to deliver our original three-year target of at least €1.2 billion of net savings from operating expenses in Europe and Group common functions, having reached €1.1 billion of savings between FY19 and H1 FY21. We have extended our ambition to at least another €1 billion of savings over the next three years. This focus on efficiency, delivered through standardisation and integration of our technology support operations, has enabled our adjusted EBITDA margin to be resilient during the pandemic and remain broadly stable at 32.8%.

Through improved asset utilisation and a disciplined approach to balancing our capital allocation priorities, we have delivered €10.7 billion of free cash flow (before spectrum payment and restructuring costs) over the last two years. Despite the strong delivery of our strategic priorities at pace, our post-tax return on capital employed (‘ROCE’) of 4.0% remains below our cost of capital. On page 11, we have set out our growth model and capital allocation framework, and explained how we will drive shareholder returns through efficiency and growth.

Deepening customer engagement ⫶ Delivering more consistent commercial performance

In 2018, we set out our plans to deliver consistent commercial performance in each of our markets, following a period of more mixed results. The major actions we have undertaken include:

•	Launching speed-tiered, unlimited data mobile plans in 9 markets. This has enabled us to stabilise and grow our higher value customer base and increase average revenue per user (‘ARPU’). In Italy, the UK and Spain, the ARPU uplift was approximately by €2-5 per month. We now have over six million active unlimited data customers across our markets.

•	Launching and embedding ‘second’ brands such as, ho. in Italy, VOXI in the UK, Lowi in Spain and Otelo in Germany to compete more effectively and efficiently in the value segment. Alongside our speed-tiered, unlimited data plans, we are now competing effectively across all segments of the markets in which we operate. We now have 4.5 million active users across these four brands.

•	We have maintained strong commercial momentum in our fixed business and over the past 24 months we have added 3.1 million NGN fixed-line customers in Europe. We also have converged customer plans available in all major markets. These include a combination of mobile connectivity, fixed-line connectivity and a range of additional products and services, such as TV and IoT connections.

•	We have invested centrally to develop a unified digital customer experience through shared online platforms and the MyVodafone mobile app. This investment has supported an approximate 10% reduction in the frequency of customer contacts per year to 1.4 and the app is used by 62% of our mobile customers in Europe.

Vodafone Group Plc ⫶ H1 FY21 results

Accelerating digital transformation ⫶ Best-in-class operational efficiency through standardisation

Through standardisation, digitalisation and sharing of processes we recognised an opportunity to significantly improve our operational efficiency. We set an ambitious goal to generate at least €1.2 billion of net savings from our Europe operating expenses over 3 years. In just over two years, we have already delivered €1.1 billion of this original target and have clear line-of-sight to the €1 billion targeted over the FY21-FY23 period. Key activities that have contributed to this performance include:

•	Whenever possible our back office activities are delivered though our three Shared Service Centres (‘_VOIS’) in Egypt, India and Eastern Europe. Over a third of the targeted €1.2 billion net opex savings in Europe and Common Functions are being generated by integrating activities into _VOIS and driving digitisation at speed.

•	We have invested in customer support technology. Using a combination of artificial intelligence and machine-learning tools, we have developed ‘TOBi’, a fully automated customer support assistant available online and via the MyVodafone app. Our investments in this area have resulted in 64% of customer support interactions with TOBi being resolved with no human interaction.

•	We are investing in shared cross-market digital sales platforms. These enable best-in-class customer journeys enabling full sales activities without manual intervention. This has led to over 22% of our contract mobile and fixed sales in Q2 being completed through a fully digital customer journey in Germany, Italy, the UK and Spain. This in turn has enabled us to reduce our retail footprint by 728 stores over the last two years.

Improving asset utilisation ⫶ Facilitating efficient use of capital through network sharing

Over the last decade, the level of ROCE achieved by the telecommunications sector has significantly reduced to below its weighted average cost of capital. This has been driven by a number of factors, including market structures, capital expenditure requirements for advancements in network infrastructure, mobile spectrum licenses and a challenging regulatory environment. As a result, two years ago we began a series of activities to improve our asset utilisation to support a recovery in ROCE. These actions have included:

•	Reaching network sharing agreements with leading mobile network operators in each of our European markets. This includes Deutsche Telekom in Germany, Telecom Italia in Italy, Telefonica in the UK and Orange in Spain. We estimate the combined effect of network sharing arrangements in Europe reduces our future investment requirement to deploy 5G by c. €2.5 billion over 10 years.

•	Established Vantage Towers as a separate vehicle to consolidate the ownership and operations of our passive mobile network infrastructure, enabling a greater focus on delivering operational efficiencies through dedicated, commercially-oriented and specialised teams.

•	We have signed significant wholesale agreements in both our fixed and mobile networks, on terms that maintain the differentiation of our retail offers. In 2019, we began a wholesale agreement with Telefonica Deutschland for access to our fixed-line infrastructure in Germany and during H1 FY21 we signed mobile wholesale agreements with PostePay in Italy (more than four million connections), with Asda Mobile in the UK and Forthnet in Greece.

Whilst significant progress has been made, much more work is required to both improve our own asset utilisation and to work collaboratively with policy makers and regulators to ensure that we can continue to invest in our Europe and Africa communications infrastructure, whilst also earning a fair return on the capital we deploy.

Vodafone Group Plc ⫶ H1 FY21 results

Vantage Towers

The IPO of Vantage Towers is on track for early calendar 2021. Vantage Towers is one of Europe’s largest and most geographically diverse infrastructure operators, with significant growth opportunities alongside long-term, inflation-linked contracts. The three important aspects relating to Vodafone’s ongoing relationship with Vantage Towers are:

1.	Vodafone is committed to ensuring that Vantage Towers is operationally independent. This is demonstrated through the long-term Master Services Agreement (‘MSA’), clear management incentive structures, and a two-tier governance structure led by an independent Chairman;

2.	Vodafone will strive to ensure that the capital structure for Vantage Towers enables it to take full advantage of its organic and inorganic growth opportunities; and

3.	Vodafone is committed to supporting Vantage Towers’ growth ambition and will ensure shareholder value is being optimised.

Optimising the portfolio ⫶ Significant & fast execution to enable strategic priorities

In order to achieve our strategic objectives to focus on converged connectivity markets in Europe, and mobile data and payments in Africa, we began a large programme to rationalise our portfolio in 2019. Our portfolio optimisation programme had three overriding objectives as set out below.

Objective	Total value	Transactions
1. Focus on Europe & Africa	€4.4 billion €5.1 billion	Disposal in New Zealand, Malta and Egypt[1] Mergers in Australia, Africa and India (Vodafone Idea and Indus Towers1)
2. Achieved convergence with local scale	€18.6 billion	Acquisitions in Germany, Greece & Eastern Europe
3. Enable structural shift in asset utilisation	€6.5 billion TBA	Tower mergers in Italy & Greece[1] Ongoing IPO of Vantage Towers[1]

1 Transaction announced but not yet closed

Liberty acquisition ⫶ Transformation into Europe’s leading connectivity provider

The defining corporate transaction of our recent history was the acquisition of Liberty Global’s assets in Germany and Central Eastern Europe, which completed in July 2019. This transaction has enabled Vodafone to become the clear converged Gigabit challenger in Germany with 55.2 million SIM connections, 10.9 million fixed-line connections and 13.5 million TV subscribers. Following completion of the transaction, we have worked at pace to upgrade the cable network to Gigabit speeds and deliver the targeted cost and capex synergies. Over the past year, we have increased the number of homes in the Gigabit capable footprint from 9.7 million to 21.8 million, representing over half of the country and over 90% of our cable footprint. Our acquisition plans targeted €535 million of cost and capex synergies over five years. We have already executed actions that will deliver over €250 million of these synergies, which is around six months ahead of schedule.

Vodafone Group Plc ⫶ H1 FY21 results

B ⫶ Focused on growth with unique capabilities to create sustainable value

Following our strategic activity to reshape the Group, we are focused on growing our converged connectivity markets in Europe, and mobile data and payments in Africa. We have five principle growth levers available to create shareholder value through building our ROCE to a sustainable level above our weighted-average cost of capital:

1.	We will develop the best connectivity products and the best connectivity platforms;

2.	We will invest in and operate the co-best Gigabit connectivity infrastructure to support our connectivity products and platforms;

3.	We will integrate and operate leading digital technology architecture to support our digital connectivity infrastructure;

4.	We will drive further simplification in our scaled Group operating model in order to support our investments; and

5.	We will use our Social Contract to build partnerships with governments and regulators, shape a healthier industry structure, and improve returns for all stakeholders.

1 ⫶ Best connectivity products & platforms

In Europe, we are the leading converged connectivity provider with 7.5 million converged customers, 114 million mobile connections, 139 million marketable NGN broadband homes, cover 98% of the population in the markets we operate in with 4G, and have launched 5G in 127 cities in 9 markets in Europe. We have achieved this leading position by focusing on our core fixed and mobile connectivity. We are enhancing our core connectivity products through capacity and speed upgrades, unlimited mobile plans, distinct branding across customer segments and convergence bundles. Alongside optimising our core, we have also developed platforms that leverage our connectivity base further by providing ‘best on Vodafone’ experiences. For example, our TV proposition now has over 22 million subscribers in 11 markets. Our consumer IoT offering has now connected over 500,000 devices such as the Apple Watch OneNumber service and our ‘Curve’ mobile tracking device. In addition, our new smart kids watch, developed with The Walt Disney Company, will launch before Christmas.

In Africa, we are the leading provider of mobile data and mobile payment services. We have 171 million customers in 8 markets and these countries represent 40% of Africa’s total Gross Domestic Product. We are the leading mobile connectivity provider by revenue market share in 7 markets. Excluding Kenya, we cover 70% of the population in the markets in which we operate with 3G mobile services and 60% with 4G. Our M-Pesa financial services platform processed almost 13 billion transactions over the last 12 months. M-Pesa offers a unique opportunity to extend our reach further into financial services. Through a strategic technology partnership with Alipay, we are developing a new ‘super app’ that will offer customers a unified suite of financial services, entertainment, shopping, merchant services and direct marketing.

Vodafone Business accounts for 27% of Group service revenue, has customers in 200 markets, and provides services to SMEs, large national corporates, and 1,240 multinational customers. In each of our four largest European markets, we have a unique position and focus on digital segments that are growing. Our incumbent competitors have greater exposure to declining legacy fixed and managed services businesses, whilst we are able to accelerate our position in digital connectivity services such as SD-WAN, IoT and cloud. As the largest business-to-business connectivity provider in Europe and as a growth business, we are the strategic partner of choice for large global technology companies such as Microsoft, Accenture, Amazon, and IBM. Over the last two years, we have signed agreements with each of these firms in areas such as managed security services, mobile edge computing, managed cloud services and unified connectivity. These strategic alliances provide us with an unrivalled position to provide SME, large and multi-national business customers with a full suite of next-generation connectivity services.

Vodafone Group Plc ⫶ H1 FY21 results

2 ⫶ Co-best Gigabit connectivity infrastructure

In order to provide our customers with the best connectivity products and ‘best on Vodafone’ connectivity platforms, we need to have co-best Gigabit network infrastructure in each of our markets. Importantly, we must also ensure that our customers recognise and value the quality of our Gigabit network infrastructure.

In mobile, we are currently deploying mobile network infrastructure to deliver 5G connectivity. So far, we have launched 5G services in 127 cities, in 9 markets in Europe. 5G services provide ‘real world’ speeds well in excess of 100 Mbps, compared with 4G that provides ‘real world’ speeds of 20-35 Mbps. In addition to the speed advantage, 5G networks that are ‘built right’ and with longer-term competitive advantage in mind, provide significant capacity and efficiency advantages, ultimately lowering the cost per gigabyte of mobile data provision. However, the European mobile sector is also utilising dynamic spectrum sharing (‘DSS’) technology to share existing 4G spectrum to provide a more limited 5G experience. DSS 5G does have a smaller role in a targeted rollout, but requires RAN upgrades and leads to reduced capacity efficiency. We have been targeted and disciplined with our acquisition of spectrum in each of our local market operations, with spectrum available in each of the low, mid and high bands in our major Europe markets. This ensures that we do not need to restrict long-term network infrastructure through DSS technology and can invest in building 5G network the right way, to provide the backbone for Gigabit networks for the decade ahead.

Complementing our 5G mobile network infrastructure is our NGN fixed-line network infrastructure. We can now reach 139 million homes across 12 markets in Europe (including VodafoneZiggo). This marketable base is connected through a mix of owned NGN network (55 million homes, of which 39 million are Gigabit-capable), strategic partnerships (22 million homes) and wholesale arrangements (62 million homes). This network provides us with the largest marketable footprint of any fixed-line provider in Europe. In Germany, our footprint of 24.1 million households is being progressively upgraded to the latest DOCSIS 3.1 standard, which provides us with a structural speed advantage over the incumbent. Over the medium-term we will continue to increase the proportion of our Europe customers that can receive Gigabit-capable connections through our owned network and continue to work with strategic partners to provide cable and fibre access.

3 ⫶ Leading digital architecture

Enhanced digital technology is critical for efficient and reliable converged connectivity networks. We are beginning a multi-year journey to redefine our technology architecture following a ‘Telco as a Service’ (‘TaaS’) model. Our TaaS model is based on two existing layers of inter-connected digital technology.

•	We have created a standardised suite of customer and user-facing interfaces for an entire omni-channel journey – OnePlatform. The OnePlatform suite includes the MyVodafone mobile app, our browser-based portal, our TOBi AI assistant, and the Retail Point of Sale platform that powers our physical and digital stores.

•	The OnePlatform suite is powered by our Digital eXperience Layer (‘DXL’). DXL refers to the abstraction layer in our IT architecture which separates customer-facing micro-services requiring frequent and rapid adjustment, such as prepaid top-ups or customer onboarding, from heavier back-end systems such as billing and CRM. The platform uses common software, with open-source components and standardised APIs to enable easy integration and interconnection.

We have also moved more than half our core network functions to the Cloud in Europe, supporting voice core, data core and service platforms on over 1,300 virtual network functions. In Europe, we now operate a single digital network architecture across all markets, enabling the design, build, test and deployment of next generation core network functions more securely, 40% faster and at 50% lower cost. Similarly, more than half of our IP apps are now virtualised and running in the cloud.

This standardised approach to development and deployment of digital architecture is enabling us to provide an industry-leading digital experience, delivered in line with our expectation to be the most efficient in our sector.

Vodafone Group Plc ⫶ H1 FY21 results

4 ⫶ Simplified & scaled Group operating model

The connectivity value chain involves a high degree of repeatable processes across all of our markets, such as procurement, network deployment, network operations, sales activities, customer support operations, and billing and transaction processing. This has provided us with a significant opportunity to standardise processes across markets, relocate operations to lower cost centres of excellence and apply automation at scale.

We have consolidated our supplier management function into a single, centralised procurement company. The Vodafone Procurement Company manages global tenders and establishes standard catalogues which are made available to our local market operations through a unified end-to-end enterprise resource planning (‘ERP’) system. Leveraging the scale of our combined spend, this allows us to generate over €600m in annual savings compared to standalone operators. Once the equipment is acquired, we efficiently manage our inventory through our Network Stock System and ensure that we minimise time to deployment, including by moving stock across markets as needed.

We monitor Network Operations for all our markets through international centres of excellence that run these processes for the entire Group. Our regional Network Operations Centres monitor operations of our fixed and mobile networks across geographies following standard protocols that maximise productivity and automation. As an example, a third of new Network Operations tickets are fully automated. Similar integrations have been executed across our IT operations as well as Finance and HR processes.

Whenever possible our back office activities are delivered though our 3 Shared Service Centres (‘_VOIS’) in Egypt, India and Eastern Europe. Over a third of the targeted €1.2 billion net opex savings in Europe and Common Functions are being generated through integrating activities into _VOIS and driving digitisation at speed.

Finally, Vodafone Roaming Services manages our global roaming relationships with other operators and our Partner Market’s team works with 30 local operators in building strategic alliances and extending our reach into different markets. These functions generate over €250m revenue and cost savings annually.

Approximately 30% of the Group’s headcount works in _VOIS and shared operations, and in the last two and a half years we have automated over 4,600 roles. We are continuing to transform the business and evolve the Group digital toolset – including TOBi and Robotic Process Automation – in order to further our productivity leadership.

5 ⫶ Social Contract shaping industry structure to improve returns

Over the last decade, the performance of the European telecommunications industry has been weaker than other regions, which market commentators attribute to its regulatory environment. European regulation differs in both its fragmented approach to spectrum licensing and market structure, compared with North America or Asia. A firm stance on pursuing four-player market structures in certain Member States has artificially driven further price deflation and has eroded sustainable investment incentives. When combined with the capital-intensive nature of network infrastructure and higher ongoing spectrum costs, this has led to return on capital for the industry being below its weighted-average cost of capital. This limits the ability of operators to invest capital in improving digital connectivity network infrastructure.

In 2019 we introduced our ‘Social Contract’, which represents the partnerships we want to develop with governments, policy makers and civil society. We believe the industry needs a pro-investment, pro-innovation partnership approach to ensure Europe can compete in the global digital economy and be at the forefront of technology ecosystems. This requires an end to extractive spectrum auctions, support for equipment vendor diversity, a defined framework for network sharing, and regulation that enables the physical deployment of network infrastructure, as well as rewards quality – such as security, resilience and coverage – with fair prices.

Following our efforts and society’s increasing reliance on our connectivity infrastructure and services, notably during the COVID-19 pandemic, we are beginning to see positive signs of a more healthy industry structure emerge.

Vodafone Group Plc ⫶ H1 FY21 results

Recent spectrum auctions in 2020 in the Netherlands and Hungary were conducted in a positive manner and completed with spectrum being assigned at sustainable prices, in line with European benchmark levels. Authorities are recognising that operators need to be able to focus available private funds for fast deployment of new infrastructure & services. We have also seen national governments increase support such as state-subsidies for rural networks in the UK and Germany, and planning permission exemptions for tower infrastructure in Germany. A key area of focus for 2021 will be shaping Member State recovery funds and how the 20% of the €750 billion EU Recovery Fund targeted for digital initiatives is distributed. Positive progress has already been achieved through national initiatives with 90% subsidies for infrastructure spend in ‘whitespot’ areas in Germany; vouchers to support new NGN connections in Italy; funding to support the cessation of 3G networks in Hungary; and €3 billion of funding for health initiatives, including eHealth, in Germany.

Our growth model ⫶ Disciplined capital allocation to drive shareholder returns

The objectives of our portfolio activities over the last two years have been to focus on our two scaled geographic platforms in Europe and Africa; achieve converged scale in our chosen markets; and deliver a structural shift in asset utilisation. With these objectives substantially achieved, we are now a matrix of country operations and product & platforms, and will remain disciplined in managing our portfolio. Our ongoing and rigorous assessment of our portfolio is following three principles. Firstly, we aim to continue to focus on the converged connectivity markets in Europe, and mobile data and payments in Africa. Secondly, we aim to achieve returns above the local cost of capital in all of our markets. Thirdly, we consider whether we are the best owner (i.e. whether the asset adds value to the Group and the Group adds value to the asset) and whether there are any pragmatic and value-creating alternatives.

Our growth strategy is grounded in our purpose, to ‘Connect for a better future’ and create value for society and shareholders. Our goal is to deliver a sustainable improvement in ROCE through a combination of consistent revenue growth, ongoing margin expansion, strong cash flow conversion, and disciplined allocation of capital. We have five principle growth levers available to create shareholder value:

1.	Develop the best connectivity products and platforms;

2.	Invest in the co-best Gigabit connectivity infrastructure;

3.	Operate leading digital technology architecture;

4.	Operate a simplified and scaled Group operating model; and

5.	Use our Social Contract to shape a healthier industry structure.

Our capital allocation priorities are to support investment in connectivity infrastructure; reduce leverage towards the lower end of our target range of 2.5-3.0x net debt to adjusted EBITDA; and deliver attractive returns to shareholders.

Looking ahead ⫶ Further investor interaction to discuss key growth drivers

We plan to share further insight into our growth plans during 2021 and will be hosting a series of virtual investor briefings comprising pre-recorded video presentations from functional and technical specialists, together with live webcast Q&A sessions. These events include:

•	Vinod Kumar (CEO Vodafone Business) provides a deep-dive into Vodafone Business operations & strategy on 18 March 2021;

•	Nick Read (Group CEO) & Margherita Della Valle (Group CFO) present full year results and further detail on the next phase of our transformation on 18 May 2021;

•	Ahmed Essam (Chief Commercial Officer) presents our strategy for the best connectivity products and platforms on 9 June 2021;

•	Dr Hannes Ametsreiter (CEO Germany) presents a deep-dive into our largest market, Germany, on 7 September 2021; and

•	Johan Wibergh (Group Technology Officer) presents our 2025 technology vision on 14 December 2021.

Vodafone Group Plc ⫶ H1 FY21 results

Our purpose ⫶ We connect for a better future

We believe that Vodafone has a significant role to play in contributing to the societies in which we operate and our sustainable business strategy helps the delivery of our 2025 targets across three pillars: Digital Society; Inclusion for All; and Planet. We have continued to make progress against our purpose strategy and will provide a full update on our progress at the end of our financial year.

In July 2020, we announced that our Europe network will be powered by 100% renewable electricity no later than July 2021. Our Europe-wide ‘Green Gigabit Net’ commitment brings forward by three years an earlier pledge to source 100% renewable electricity for the company’s fixed and mobile networks by 2025. We have made significant progress as the share of total renewable electricity purchased in Europe more than doubled to over 75% by September 2020. We remain on target to reach 100% renewable electricity in our Europe network by July 2021.

Whilst we are committed to eliminating our own environmental footprint, we are increasingly seeking to use our connectivity and technology to support a more sustainable society, enabling others to reduce their environmental impact. We have also introduced a new target to enable our Business customers reduce their own carbon emissions by a cumulative total of 350 million tonnes globally over 10 years between 2020 and 2030. This target will largely be delivered via Vodafone’s IoT services, including logistics and fleet management, smart metering and manufacturing activities. Other savings are expected to be made through healthcare services, cloud hosting and home working.

In addition, we are currently finalising a Science Based Target, which we plan to announce before the end of 2020. Our target will be aligned to limiting global temperature rise to below 1.5°C and reaching net-zero emissions no later than 2050. This will require a significant reduction in our direct carbon emissions as well as setting targets for indirect emissions (including suppliers and joint ventures).

We have also embedded our purpose commitments in our supplier selection criteria. From October 2020, ‘purpose’ accounts for 20% of our evaluation criteria for ‘Requests For Quotation’ (‘RFQ’) to provide Vodafone with products or services. Suppliers will be assessed on their commitment to diversity & inclusion, the environment, and health & safety in categories where it is a risk. Our approach to supplier selection supports our aim of building a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of our planet.

COVID-19 ⫶ Our five-point plan to support economic recovery

During the COVID-19 crisis, the connectivity we provided was a lifeline, enabling people to work, allowing businesses to remain operational, supporting the delivery of emergency services and giving access to education. We enabled people to stay in touch with their families and their friends. We recognise that our role in society is more vital than ever, underpinned by our commitment to building a resilient, inclusive and sustainable digital society .

As we look at the challenging economic period ahead, just as we were there for the emergency response phase, we are committed to playing a key role in supporting Europe’s economic and social recovery. As a result, we have identified five key areas where Vodafone can clearly prioritise activity and support governments’ digital agenda. We will:

•	expand and future-proof our network infrastructure with next-generation fixed line and mobile technologies;

•	further support governments as they seek to integrate eHealth and eEducation solutions into their “new normal” public service frameworks;

•	enhance digital access for the most vulnerable and support digital literacy;

•	promote the widespread adoption of digital technologies for all businesses, with a particular emphasis on SMEs; and

•	support governments’ pandemic exit strategies through targeted deployment of digital technology.

Vodafone is ready to do everything in its power to support the recovery, whilst emerging a stronger business, playing an ever more critical role in society. In our African markets, we have deployed the same five-point plan approach, but are also prioritising furthering financial inclusion.

Vodafone Group Plc ⫶ H1 FY21 results

Outlook ⫶ Operating model delivering relative resilience

Outlook for FY21

Our financial performance during the first six months of the year has been in line with our expectations and demonstrates the relative resilience of our operating model. We remain focused on the delivery of our strategic priorities and have further improved loyalty, as our customers place greater value on the quality, speed and reliability of our networks.

FY21 Guidance

As a result of our resilient performance in H1, and based on the current prevailing assessments of the global macroeconomic outlook:

•	Adjusted EBITDA is expected to be between €14.4 – 14.6 billion in FY21; and

•	We continue to expect free cash flow (pre-spectrum and restructuring) in FY21 to be at least €5 billion.

Financial modelling considerations & assumptions

The guidance above reflects the following:

•	The de-consolidation of Vodafone Italy Towers following its merger with INWIT (completed in March 2020);

•	The sale of Vodafone Malta (completed in March 2020);

•	Vodafone Egypt remains within guidance;

•	No significant change in the Group’s effective cash interest rate or cash tax rate is assumed;

•	Foreign exchange rates used when setting guidance were as follows:

-	EUR 1 : GBP 0.87;

-	EUR 1 : ZAR 20.59;

-	EUR 1 : TRY 7.50; and

-	EUR 1 : EGP 17.02.

•	Free cash flow guidance excludes the impact of license and spectrum payments, restructuring costs, and any material one-off receipts or tax related payments; and

•	Guidance assumes no material change to the structure of the Group or any fundamental structural change to the Eurozone

Vodafone Group Plc ⫶ H1 FY21 results

Financial performance ⫶ Resilient performance in line with expectations

•	Resilient financial performance during the first half of FY21, in line with our expectations

•	Group revenue declined by 2.3% to €21.4 billion, as good underlying momentum and the benefit from the acquisition of Liberty Global’s assets in Germany and CEE was offset by lower revenue from roaming, visitors and handset sales, foreign exchange headwinds and the disposal of Vodafone New Zealand

•	Adjusted EBITDA declined by 1.9%* to €7.0 billion as a decline in revenue was partially offset by good cost control, with a net reduction in our Europe and Common Functions operating expenditure of €300 million during H1

•	Free cash flow (pre-spectrum and restructuring) grew by 14.5% to €0.5 billion, supported by the resilient EBITDA performance and higher dividends from associates and investments, partially offset by higher cash interest and tax

•	Interim dividend per share of 4.50 eurocents, record date 18 December 2020

Group financial performance

	H1 FY21[1]	H1 FY20
	€m	€m	Change (%)
Revenue	21,427	21,939	(2.3)
- Service revenue[2]	18,418	18,544	(0.7)
- Other revenue	3,009	3,395	(11.4)
Adjusted EBITDA[2,5]	7,023	7,105	(1.2)
Depreciation and amortisation	(4,729)	(4,874)	3.0
Adjusted EBIT[2]	2,294	2,231	2.8
Share of adjusted results in associates and joint ventures[3]	255	(550)	146.4
Adjusted operating profit[2]	2,549	1,681	51.6
Adjustments for:
- Restructuring costs[3]	(86)	(163)
- Amortisation of acquired customer base and brand intangible assets[3]	(364)	(232)
- Adjusted other income and expense[3]	1,184	(872)
- Interest on lease liabilities[4]	189	163
Operating profit	3,472	577
Net financing costs	(1,427)	(1,088)
Income tax expense	(490)	(1,380)
Profit/(loss) for the financial period[6]	1,555	(1,891)

Attributable to:
- Owners of the parent	1,314	(2,128)
- Non-controlled interests	241	237
Profit/(loss) for the financial period	1,555	(1,891)

Further detailed income statement information is available in a downloadable spreadsheet format at https://investors.vodafone.com/reports-information/results-reports-presentations

Notes:

1.	The FY21 results reflect average foreign exchange rates of €1:£0.90, €1:INR 85.27, €1:ZAR 19.77, €1:TRY 8.02 and €1: EGP 18.06.

2.	Service revenue, adjusted EBITDA, adjusted EBIT and adjusted operating profit are non-GAAP performance measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Use of non-GAAP financial information” on page 62 for more information.

3.	Share of results of equity accounted associates and joint ventures presented within the Consolidated income statement includes €255 million (2019: -€550 million) included within Adjusted operating profit, €nil (2019: -€33 million) included within Restructuring costs, -€124 million (2019: -€122 million) included within Amortisation of acquired customer base and brand intangible assets and €129 million (2019: -€1,896 million) included within Adjusted other income and expense.

4.	Reversal of interest on lease liabilities included within adjusted EBITDA under the Group’s definition of that metric, for re-presentation in net financing costs.

5.	Includes depreciation on Right-of-use assets of €1,914 million (2019: €1,821 million).

6.	For the six months ended 30 September 2020, the Group recorded a gain of €1,043 million in relation to the merger of Vodafone Hutchison Australia Pty Limited and TPG Telecom Limited. See Note 9 “Investment in associates and joint ventures”.

Vodafone Group Plc ⫶ H1 FY21 results

Geographic performance summary

					Other	Total		Other
H1 FY21	Germany	Italy	UK	Spain	Europe	Europe[1]	Vodacom	Markets	Group[1]
Total revenue (€m)	6,371	2,506	2,983	2,050	2,720	16,583	2,423	1,898	21,427
Service revenue (€m)	5,723	2,249	2,401	1,880	2,411	14,617	1,949	1,679	18,418
Adjusted EBITDA (€m)	2,844	800	636	488	870	5,638	891	613	7,023
Adjusted EBITDA margin %	44.6%	31.9%	21.3%	23.8%	32.0%	34.0%	36.8%	32.3%	32.8%
Adjusted EBIT (€m)									2,294
Adjusted operating profit/(loss) (€m)									2,549

Further geographic performance information is available in a downloadable spreadsheet format at https://investors.vodafone.com/reports-information/results-reports-presentations

Note:

1.	See pages 65 to 70 for a full disaggregation of our financial results by geography, including intersegment eliminations.

	FY20							FY21
Organic service revenue growth %	Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1
Europe	(1.7)	(1.4)	(1.6)	(1.4)	(0.4)	(0.9)	(1.2)	(2.6)	(1.8)	(2.2)
- of which Germany	0.4	(0.2)	0.1	–	(0.1)	–	–	–	(0.1)	(0.1)
Vodacom	1.1	3.6	2.4	5.2	3.2	4.2	3.3	1.5	3.2	2.3
Other Markets	10.0	16.4	15.4	14.5	14.2	14.4	14.9	9.1	9.0	9.0
Total Group	(0.2)	0.7	0.3	0.8	1.6	1.2	0.8	(1.3)	(0.4)	(0.8)

Total Europe ⫶ 80% of Group Adjusted EBITDA

	H1 FY21	H1 FY20	Organic
	€m	€m	Change (%)*
Total revenue	16,583	16,225
- Service revenue	14,617	14,120	(2.2)
- Other revenue	1,966	2,105
Adjusted EBITDA	5,638	5,348	(1.2)
Adjusted EBITDA margin	34.0%	33.0%

Europe total revenue and adjusted EBITDA increased by 2.2% and 5.4% respectively, primarily due to the consolidation of the acquired Liberty Global assets in Germany and CEE.

Service revenue in H1 decreased by 2.2%* including lower roaming and visitor revenue and other COVID-19 impacts. Excluding roaming and visitor impacts, organic service revenue growth in Q2 was broadly stable.

Adjusted EBITDA decreased by 1.2%* including a year-on-year drag of 3.7 percentage points from roaming and visitors, as well as higher bad debt provisions, partially offset by good cost control during H1.

Vodafone Group Plc ⫶ H1 FY21 results

Germany ⫶ 41% of Group Adjusted EBITDA

	H1 FY21	H1 FY20	Organic
	€m	€m	Change (%)*
Total revenue	6,371	5,590
- Service revenue	5,723	4,961	(0.1)
- Other revenue	648	629
Adjusted EBITDA	2,844	2,352	1.3
Adjusted EBITDA margin	44.6%	42.1%

Service revenue was broadly stable at -0.1%* (Q1: 0.0%*, Q2: -0.1%*), as higher variable usage revenue during the COVID-19 lockdown and the lapping of international call rate regulation was offset by lower roaming, visitor and wholesale revenue. Retail service revenue grew by 0.5%* (Q1: 0.4%*, Q2: 0.6%*), despite a 1.3 percentage point drag from lower roaming and visitor revenue.

Fixed service revenue grew by 1.5%* (Q1: 2.4%*, Q2: 0.6%*) supported by customer base growth and ARPU accretive customer migrations to high-speed plans. Growth slowed in Q2 reflecting lower variable usage revenue, and greater wholesale revenue declines as we lapped prior year LLU price increases. We added 157,000 cable customers in H1, including 77,000 migrations from DSL. We had 1.8 million customers on speeds of at least 400Mbps at the end of H1 and 21.8 million customers households are now able to access Gigabit speeds on our cable network. Our broadband customer base reached 10.9 million.

Our TV customer base declined by 85,000 reflecting lower retail activity during the COVID-19 pandemic and a lower Premium TV customer base. In August, we launched a harmonised portfolio across all homes in Germany, bringing Vodafone TV to the Unitymedia footprint, with a significant improvement in the content portfolio. We maintained our good momentum in convergence supported by our ‘GigaKombi’ proposition, adding 73,000 Consumer converged customers in H1 which took our customer base to 1.6 million.

Mobile service revenue declined by 2.0%* (Q1: -3.0%*, Q2: -1.0%*) mainly due to the reduction in roaming, visitor and wholesale revenue. Growth improved in Q2 reflecting a lower drag from roaming and visitor revenue, and the lapping of regulatory impacts. We added 238,000 contract customers in H1, supported by the migration of 187,000 Unitymedia mobile customers onto our network. Contract churn improved by 0.4 percentage points year-on-year to 12.1%. We added 225,000 prepaid customers, supported by our online-only proposition, ‘CallYa Digital’.

Adjusted EBITDA increased by 1.3%* supported by synergy delivery and our continued focus on cost discipline, partially offset by a 1.9 percentage point year-on-year drag from lower roaming and visitors. The organic adjusted EBITDA margin was 0.7* percentage points higher year-on-year and was 44.6%.

We continued to make good progress on integrating Unitymedia, with the rebranding and TV portfolio harmonisation now complete, and the organisational integration completed during H1. We are approximately six months ahead of plan with respect to our cost and capital expenditure synergy targets and remain on track to deliver the remaining synergies.

Vodafone Group Plc ⫶ H1 FY21 results

Italy ⫶ 11% of Group Adjusted EBITDA

	H1 FY21	H1 FY20	Organic
	€m	€m	change (%)*
Total revenue	2,506	2,709
- Service revenue	2,249	2,424	(7.2)
- Other revenue	257	285
Adjusted EBITDA	800	1,006	(11.1)
Adjusted EBITDA margin	31.9%	37.1%

Service revenue declined by 7.2%* (Q1: -6.5%*, Q2: -8.0%*), driven by continued price competition in the low-value segment of the mobile market, and lower roaming and visitor revenue. The Q2 slowdown primarily reflected a 2.7 percentage point sequential impact from the lapping of prior year price increases. The year-on-year drag from roaming and visitors in Q2 was 2.4 percentage points.

Mobile service revenue declined 11.0%* (Q1: -10.0%*, Q2: -11.9%*) reflecting lower roaming and visitor revenue, a reduction in the active customer base year-on-year, which subsequently stabilised in H1, and price competition in the low-value segment. The sequential slowdown in Q2 reflected the lapping of prior year price increases, partially offset by a lower drag from roaming and visitor revenue. Our net mobile number portability (‘MNP’) volumes remained relatively stable despite market MNP volumes returning towards pre-COVID levels in Q2. Our second brand ‘ho.’ continued to grow strongly, with 404,000 net additions in H1, supported by our best-in-class net promoter score, and now has 2.2 million customers.

Fixed service revenue grew by 4.4%* (Q1: 4.1%*, Q2: 4.8%*) supported by 52,000 broadband customer additions in H1. We now have 3.0 million broadband customers. Our total Consumer converged customer base is now 1.1 million (representing 37% of our broadband base), an increase of 41,000 during H1. Through our owned NGN footprint and strategic partnership with Open Fiber we now pass 7.9 million households.

Adjusted EBITDA declined by 11.1%* reflecting lower service revenue, a 4.7 percentage point year-on-year drag from lower roaming and visitors, as well as an increase in bad debt provisions, partially offset by strong control with operating expenses declining by 5.5% year-on-year. The organic adjusted EBITDA margin was 1.4* percentage points lower year-on-year and was 31.9%.

In a first of its kind, Vodafone Italy has recently signed a new flexible working agreement with the local trade unions. The plan represents a new model of agile and inclusive work, and provides for 80% of the monthly working hours in agile work for employees working in customer service areas and 60% for employees in the remaining company areas. On agile working days, colleagues will be asked to choose the place from which to work remotely. All colleagues will be equipped with the necessary technology and benefit from a dedicated offer for fixed connectivity from Vodafone.

INWIT Joint Venture

The results of INWIT (in which Vodafone owns a 33.2% stake) reported here reflect INWIT’s accounting policies, definitions and disclosures.

Total revenue in H1 was €371 million and grew 88% year-on-year reflecting the first-time inclusion of Vodafone Towers from 1 April 2020. Pro forma for the Vodafone Towers merger, organic revenue grew by 1.9% in Q2, driven by increased mobile operator demand for new mobile sites and distributed antenna systems. Total earnings after lease costs but before other depreciation, amortisation, interest and tax were €240 million in H1; the margin on these earnings was 65%.

In April 2020, we received a special dividend of €0.2 billion as a result of the transaction in March 2020 and subsequently sold 41.7 million INWIT shares, resulting in gross proceeds of approximately €400 million. As a result of the transaction, Vodafone's ownership stake in INWIT decreased from 37.5% to 33.2%.

Vodafone received a further €42 million in dividends from INWIT during the half year.

Vodafone Group Plc ⫶ H1 FY21 results

UK ⫶ 9% of Group Adjusted EBITDA

	H1 FY21	H1 FY20	Organic
	€m	€m	change*
Total revenue	2,983	3,151
- Service revenue	2,401	2,451	(1.2)
- Other revenue	582	700
Adjusted EBITDA	636	658	(2.3)
Adjusted EBITDA margin	21.3%	20.9%

Service revenue decreased by 1.2%* (Q1: -1.9%*, Q2: -0.5%*) as good customer base growth and the lapping of international call rate regulation was offset by lower roaming, visitor and incoming revenue. The sequential Q2 improvement was driven by Business fixed acceleration and the lapping of international call rate regulation. The year-on-year drag from roaming and visitors in Q2 was 2.8 percentage points.

Mobile service revenue declined 4.0%* (Q1: -4.3%*, Q2: -3.6%*), as lower roaming, visitor and incoming revenue offset good customer base growth. The sequential improvement in Q2 reflected the lapping of international call rate regulation. We maintained our good commercial momentum and our mobile contract customer base increased by 142,000, driven by increased Business demand and the reopening of our retail stores. Our digital sub-brand ‘VOXI’ continued to grow, with 65,000 customer additions during H1, supported by the launch of new propositions. Contract churn improved 1.3 percentage point year-on-year to 12.4%.

Fixed service revenue grew by 6.3%* (Q1: 4.8%*, Q2: 7.8%*) and our commercial momentum remained strong with 119,000 net customer additions, supported by our ‘need for speed’ campaign. We now have 838,000 broadband customers - of which 437,000 are converged, with 52,000 converged customers added during H1. The sequential Q2 service revenue improvement was driven by Business, with increased corporate demand for virtual call centres and core connectivity, and increased SME demand for productivity and security solutions.

Adjusted EBITDA decreased by 2.3% reflecting a year-on-year drag from lower roaming and visitors of 5.7* percentage points, as well as higher bad debt expense, partially offset by continued good cost control, with operating expenses 10.3% lower year-on-year. The organic adjusted EBITDA margin was 0.4* percentage points higher year-on-year at 21.3%.

Vodafone Group Plc ⫶ H1 FY21 results

Spain ⫶ 7% of Group Adjusted EBITDA

	H1 FY21	H1 FY20	Organic
	€m	€m	change (%)*
Total revenue	2,050	2,161
- Service revenue	1,880	1,966	(4.4)
- Other revenue	170	195
Adjusted EBITDA	488	460	6.0
Adjusted EBITDA margin	23.8%	21.3%

Service revenue declined by 4.4%* (Q1: -6.9%*, Q2: -1.8%*) reflecting the impact of COVID-19 on roaming and visitor revenue and service suspensions during lockdown, in the context of a competitive market. The sequential improvement in Q2 was supported by customer base growth and the unwinding of temporary suspensions and offers. The year-on-year drag from roaming and visitors in Q2 was 3.0 percentage points.

We continue to compete effectively across all segments of the market and grew our contract mobile, NGN broadband and TV customer base for a fifth consecutive quarter in Q2.

After restrictions were lifted, the market remained highly promotional and mobile number portability increased. Our mobile contract customer base increased by 95,000 in H1, with Q2 impacted by the disconnection of non-paying customers, who could not be disconnected in Q1 due to the government’s state of emergency restrictions. Mobile contract churn decreased 4.9 percentage points year-on-year to 16.7%. Our second brand ‘Lowi’ continued to grow and now has 1.1 million customers.

We added 58,000 broadband customers, of which 101,000 were NGN connections, as customers continued to transition to higher-speed plans. Our leadership in movies and series, as well as our new ‘boxless’ TV proposition, supported 114,000 customer additions in TV. We now have over 2.3 million converged consumer customers.

Adjusted EBITDA grew by 6.0%* and the adjusted EBITDA margin was 2.5* percentage points higher year-on-year. The growth in EBITDA was primarily due to lower football content costs and a 9.9%* reduction in operating expenses, partially offset by an 8.1 percentage point year-on-year drag from lower roaming and visitors, and higher bad debt and TV content costs. The adjusted EBITDA margin was 23.8%.

Vodafone Group Plc ⫶ H1 FY21 results

Other Europe ⫶ 12% of Group Adjusted EBITDA

	H1 FY21	H1 FY20	Organic
	€m	€m	Change (%)*
Total revenue	2,720	2,690
- Service revenue	2,411	2,392	(2.4)
- Other revenue	309	298
Adjusted EBITDA	870	872	(2.2)
Adjusted EBITDA margin	32.0%	32.4%

Service revenue declined by 2.4%* (Q1: -3.1%*, Q2: -1.8%*), driven by lower roaming and visitor revenue, lower prepaid top-ups, notably in Portugal and Greece, and increased competition in Ireland and Greece. The sequential improvement in Q2 reflected a recovery in prepaid revenue as lockdown restrictions started to ease, and a sequential 0.7 percentage point benefit from the first-time inclusion of ABCom in our financial results. The year-on-year impact from roaming and visitor revenue was stable at 2.5 percentage points in Q2, as pressure in Ireland and Greece was offset by an improvement in visitor numbers in other markets.

In Portugal, service revenue grew by 0.5%* (Q1: 0.7%*, Q2: 0.3%*) as lower roaming, visitor and prepaid revenue was more than offset by mobile contract and fixed growth. In Ireland, service revenue declined by 6.4%* (Q1: -6.8%*, Q2: -6.1%*) reflecting lower roaming and visitor revenue and higher competitive intensity, partially offset by an increase in the mobile contract customer base following the successful launch of unlimited data tariffs. Service revenue in Greece declined by 7.4%* (Q1: -8.8%*, Q2: -6.1%*) reflecting lower roaming and visitor revenue and higher promotional activity, partially offset by higher prepaid top-ups during Q2 followed the easing of retail restrictions.

Adjusted EBITDA declined by 2.2%* including a 4.8 percentage point drag from lower roaming and visitors, and an increase in bad debt provisions. The organic adjusted EBITDA margin increased by 0.1* percentage points and was 32.0%.

VodafoneZiggo Joint Venture (Netherlands)

The results of VodafoneZiggo (in which Vodafone owns a 50% stake) are reported here under US GAAP, which is broadly consistent with Vodafone’s IFRS basis of reporting.

Total revenue grew 2.1% in H1 (Q1: 1.9%, Q2: 2.3%). This reflected growth in fixed revenue, partly offset by lower roaming and visitor mobile revenue.

We added 134,000 mobile contract customers, supported by the successful ‘Runners’ campaign. Over 42% of broadband customers and 71% of all B2C mobile customers are now converged, delivering significant NPS and churn benefits. VodafoneZiggo was the first operator to launch a nationwide 5G network in the Netherlands. We now offer 1 Gigabit speeds to more than 2 million homes and expect to connect 3 million households by the end of the 2020 calendar year.

Adjusted EBITDA grew by 8.7% during H1, supported by top line growth, and lower operating and direct costs, more than offsetting a year-on-year drag from lower roaming and visitor mobile revenue. We continued to make good progress on integration and remain on track to deliver our €210 million cost and capital expenditure synergy targets by the end of the 2020 calendar year, one year ahead of the original plan.

During the half year, Vodafone received €88 million in dividends from the joint venture, as well as €11 million in interest payments. The joint venture also drew down an additional €104 million shareholder loan from Vodafone.

Vodafone Group Plc ⫶ H1 FY21 results

Vodacom ⫶ 13% of Group Adjusted EBITDA

	H1 FY21	H1 FY20	Organic
	€m	€m	change (%)*
Total revenue	2,423	2,734
- Service revenue	1,949	2,217	2.3
- Other revenue	474	517
Adjusted EBITDA	891	1,019	3.6
Adjusted EBITDA margin	36.8%	37.3%

Vodacom service revenue grew 2.3%* (Q1: 1.5%*, Q2: 3.2%*) as good growth in South Africa was partially offset by revenue declines in Vodacom’s international operations. The sequential improvement in Q2 reflected stronger growth in South Africa.

In South Africa, service revenue increased 7.1%* (Q1: 6.4%*, Q2: 7.7%*) driven by increased demand for voice, data and financial services and price elasticity, supported by an increase in consumer discretionary spend as a result of the ban on alcohol and tobacco sales and special government social grants during the COVID-19 pandemic. We added 66,000 contract customers, supported by strong growth in Business connectivity as remote working and mobile broadband demand increased. Overall data traffic increased by 90% and 49% of our customer base is using data services.

In Vodacom’s international operations, service revenue declined by 5.1%* (Q1: -5.2%*, Q2: -4.9%*), reflecting economic pressure and the disruption to our commercial activities during the COVID-19 pandemic, the zero-rating of person-to-person M-Pesa transfers in DRC, Mozambique, and Lesotho and the impact of service barring in Tanzania due to biometric registration compliance. Digital adoption across Vodacom’s international operations accelerated with M-Pesa revenue as a share of total service revenue increasing by 0.9 percentage points to 19.9%, and 53% of our customer base is using data services.

Vodacom’s adjusted EBITDA increased by 3.6%* as positive operational leverage in South Africa was partially offset by revenue pressure in Vodacom’s international operations. The adjusted EBITDA margin was 0.1* percentage points lower year-on-year and the adjusted EBITDA margin was 36.8%. Reported adjusted EBITDA decreased by 12.6% due to the depreciation of the local currencies versus euro.

Safaricom Associate (Kenya)

Safaricom service revenue declined by 4.8%* (Q1: -8.4%*, Q2: -1.2%*) due to depressed economic activity and the zero-rating of some M-Pesa services. The sequential improvement in Q2 was driven by an increase in M-Pesa transaction volumes and higher fixed demand. Adjusted EBITDA decreased by 7.8% primarily driven by a decline in revenue.

Vodafone Group Plc ⫶ H1 FY21 results

Other Markets ⫶ 9% of Group Adjusted EBITDA

Turkey

Service revenue in Turkey grew by 13.8%* (Q1: 13.8%*, Q2: 13.9%*) supported by strong customer contract ARPU growth, increased mobile data revenue and fixed customer base growth.

Adjusted EBITDA grew 14.7%* and the adjusted EBITDA margin increased by 0.6* percentage points driven by strong revenue growth ahead of inflation and operating expenditure efficiencies. The adjusted EBITDA margin was 27.1%.

Egypt

Service revenue in Egypt grew by 5.4%* (Q1: 6.0%*, Q2: 4.9%*), supported by customer base growth and increased data usage, partially offset by lower roaming and visitor revenue, and the impact of a government-mandated waiver of transaction fees on our e-money platform.

Adjusted EBITDA declined by 10.4%* and the organic adjusted EBITDA margin decreased by 7.1* percentage points. This reflected an intra-year re-phasing of marketing spend into H1, the lapping of a prior year settlement, and the zero-rating of e-money transaction fees during the COVID-19 pandemic, which will end during H2. The adjusted EBITDA margin was 41.6%.

On 29 January 2020, we announced a Memorandum of Understanding (‘MoU’) with Saudi Telecom Company (‘stc’) in relation to the sale of Vodafone’s 55% shareholding in Vodafone Egypt to stc for a cash consideration of US$2,392 million (€2,180 million). On 13 April 2020, the MoU with stc was extended to allow additional time for the completion of due diligence on Vodafone Egypt by stc, which has now been substantively completed. On 14 September 2020 the extended MoU expired, however we remain in discussion with stc to finalise the transaction.

Other associates and joint ventures

Vodafone Idea Limited (India)

In October 2019, the Indian Supreme Court gave its judgement in the “Union of India v Association of Unified Telecom Service Providers of India” case regarding the interpretation of adjusted gross revenue (‘AGR’), a concept used in the calculation of certain regulatory fees.

Vodafone Idea Limited (‘Vodafone Idea’) recorded losses for each of the six month periods ended 30 September 2019, 31 March 2020 and 30 September 2020, respectively. For the six months ended 30 September 2019, the Group recognised its share of estimated Vodafone Idea losses arising from both its operating activities and those in relation to the AGR judgement. The Group has no obligation to fund Vodafone Idea, consequently the Group’s recognised share of losses in the six months ended 30 September 2019 was limited to the remaining carrying value of Vodafone Idea which was therefore reduced to €nil at 30 September 2019; no further losses have been recognised by the Group.

The Group has a potential exposure to certain contingent liabilities and potential refunds relating to Vodafone India and Idea Cellular at the time of the merger, including those relating to the AGR judgement, whereby Vodafone Group and Vodafone Idea would reimburse each other on set dates following any crystallisation of these pre-merger liabilities and assets.

See ‘Other significant developments and legal proceedings’ on page 31 and Note 13 in the unaudited condensed consolidated financial statements for further information.

Vodafone Group Plc ⫶ H1 FY21 results

Indus Towers (India)

On 1 September 2020, we announced that Bharti Airtel Limited (‘Bharti Airtel’) and Vodafone Idea Ltd (‘Vodafone Idea’) had agreed to proceed with completion of the merger of Indus Towers Limited (‘Indus Towers’) and Bharti Infratel Limited (‘Bharti Infratel’ and, following the completion, the ‘Combined Company’). On 5 October 2020, we announced that lender consent had been received. On 22 October 2020, the National Company Law Tribunal (‘NCLT’) approved the extension of time for filing of the certified copy of the NCLT order approving the merger scheme with the Registrar of Companies (‘RoC’). The merger scheme will become effective when the order is filed with the RoC. Following any agreed closing adjustments, the filing with the RoC is expected to be completed imminently.

Vodafone Hutchison Australia / TPG Telecom

On 13 July 2020, we announced that Vodafone Hutchison Australia Pty Limited (‘VHA’) and TPG Telecom Limited (‘TPG’) had completed their merger to establish a fully integrated telecommunications operator in Australia. The merged entity was admitted to the Australian Securities Exchange (‘ASX’) on 30 June 2020 and is known as TPG Telecom Limited. Vodafone and Hutchison Telecommunications (Australia) Limited each own an economic interest of 25.05% in the merged unit, with the remaining 49.9% listed as free float on the ASX.

Vodafone Group Plc ⫶ H1 FY21 results

Net financing costs

	H1 FY21	H1 FY20
	€m	€m	Change (%)
Adjusted net financing costs[1]	(639)	(799)	20.0
Adjustments for:
Mark-to-market (losses)/gains	(368)	21
Foreign exchange losses	(231)	(147)
Interest on lease liabilities	(189)	(163)
Net financing costs	(1,427)	(1,088)	(31.2)

Notes:

1.	Adjusted net financing costs is a non-GAAP performance measure that is presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Use of non-GAAP financial information” on page 62 for more information.

Net financing costs increased by €339 million, primarily due to mark-to-market losses in the period. These were driven by the lower share price, causing a mark-to-market loss on the options relating to the mandatory convertible bonds and by lower long-term yields, which led to mark-to-market losses on certain economic hedging instruments. Adjusted net financing costs decreased reflecting net favourable interest movements on borrowings in relation to foreign operations. Excluding these factors and the impact of interest on lease liabilities, financing costs remained stable, reflecting consistent average net debt balances and weighted average borrowing costs for both periods.

Taxation

The Group’s effective tax rate for the six months ended 30 September 2020 was 24.0% compared to -270.1% for the same period during the last financial year. The effective tax rate in the prior period was due to the reduction in the corporate tax rate in Luxembourg.

The Group’s effective tax rate for both years include €188 million (2019: €200 million) relating to the use of losses in Luxembourg.

The Group’s effective tax rate for the six months ended 30 September 2019 includes a reduction in our deferred tax assets in Luxembourg of €868 million following a reduction in the Luxembourg corporate tax rate.

Vodafone Group Plc ⫶ H1 FY21 results

Earnings per share

	H1 FY21		H1 FY20
	€m		€m		Change (%)
Adjusted operating profit[1]	2,549		1,681		51.6
Adjusted net financing costs	(639)		(799)
Adjusted income tax expense for calculating adjusted tax rate	(455)		(394)
Adjusted non-controlling interests	(241)		(238)
Adjusted profit attributable to owners of the parent[1]	1,214		250		385.6
Adjustments:
Amortisation of acquired customer base and brand intangible assets	(364)		(232)
Restructuring costs	(86)		(163)
Adjusted other income and expense	1,184		(872)
Mark-to-market (losses)/gains	(368)		21
Foreign exchange losses	(231)		(147)
	135		(1,393)		109.7
Taxation[2]	(35)		(986)
Non-controlling interests	–		1
Profit/(loss) attributable to owners of the parent	1,314		(2,128)		161.7

	Million		Million
Weighted average number of shares outstanding - basic	29,535		29,410		0.4

	eurocents		eurocents
Basic earnings/(loss) per share	4.45	c	(7.24	c)	161.5
Adjusted earnings per share[1]	4.11	c	0.85	c	383.5

Notes:

1.	Adjusted operating profit, adjusted profit attributable to owners of the parent and adjusted earnings per share are non-GAAP performance measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Use of non-GAAP financial information” on page 62 for more information.
2.	See page 24.

Adjusted earnings per share was 4.11 eurocents, compared to 0.85 eurocents in the six months ended 30 September 2019.

Basic earnings per share was 4.45 eurocents, compared to a loss per share of 7.24 eurocents in the six months ended 30 September 2019. The increase is primarily due to losses recognised in the comparative period relating to Vodafone Idea Limited, partially offset by a €1.1 billion profit recorded on the disposal of Vodafone New Zealand.

Vodafone Group Plc ⫶ H1 FY21 results

Statement of financial position

Assets

Goodwill and other intangible assets

Goodwill and other intangible assets decreased by €1.3 billion between 31 March 2020 and 30 September 2020 to €52.2 billion. This primarily reflects the amortisation of computer software, partially offset by purchases of software and spectrum licences in the period.

Property, plant and equipment

Property, plant and equipment decreased by €1.1 billion between 31 March 2020 and 30 September 2020 to €38.1 billion. This reflects the depreciation charge, partially offset by additions in the period.

Other non-current assets

Other non-current assets decreased by €4.1 billion between 31 March 2020 and 30 September 2020 to €37.1 billion, primarily due to a €3.8 billion reduction in derivative assets included in trade and other receivables.

Current assets

Current assets decreased by €5.5 billion between 31 March 2020 and 30 September 2020 to €27.2 billion, primarily due to a €6.7 billion decrease in cash and cash equivalents and a €1.0 billion reduction in trade and other receivables, partially offset by an increase of €2.1 billion in other investments.

Assets held for sale

Assets held for sale increased by €0.7 billion between 31 March 2020 and 30 September 2020 to €2.3 billion. Assets held for sale at 30 September 2020 relate to the Group’s 55% interest in Vodafone Egypt and a 13.8% interest from the Group’s 42.0% stake in Indus Towers.

Total equity and liabilities

Total equity

Total equity decreased by €3.0 billion between 31 March 2020 and 30 September 2020 to €59.6 billion, largely due to €1.4 billion of dividends and total comprehensive expense for the period of €1.7 billion.

Non-current liabilities

Non-current liabilities decreased by €1.0 billion between 31 March 2020 and 30 September 2020 to €71.0 billion, primarily due to a €1.6 billion decrease in long-term borrowings offset by a €0.5 billion increase in trade and other payables.

Current liabilities

Current liabilities decreased by €7.1 billion between 31 March 2020 and 30 September 2020 to €25.3 billion, mainly due to a €4.3 billion decrease in short term borrowings and a reduction of €2.7 billion in trade and other payables.

Liabilities held for sale

Liabilities held for sale decreased by €0.1 billion between 31 March 2020 and 30 September 2020 to €1.0 billion. Liabilities held for sale at 30 September 2020 relate to the Group’s 55% interest in Vodafone Egypt and a 13.8% interest from the Group’s 42.0% stake in Indus Towers.

Inflation

Inflation has not had a significant effect on the Group’s consolidated results of operations and financial condition during the six months ended 30 September 2020.

Vodafone Group Plc ⫶ H1 FY21 results

Cash flow, capital allocation and funding

Cash flow

	H1 FY21	H1 FY20
	€m	€m	Change (%)
Adjusted EBITDA[1]	7,023	7,105	(1.2)
Capital additions[2]	(3,363)	(3,000)
Working capital	(2,503)	(2,952)
Disposal of property, plant and equipment	6	21
Other	119	221
Operating free cash flow[1]	1,282	1,395	(8.1)
Taxation	(533)	(483)
Dividends received from associates and investments	355	63
Dividends paid to non-controlling shareholders in subsidiaries	(166)	(169)
Interest received and paid[3]	(487)	(412)
Free cash flow (pre-spectrum and restructuring)[1]	451	394	14.5
Licence and spectrum payments	(286)	(58)
Restructuring and other payments[4]	(266)	(302)
Free cash flow[1]	(101)	34	(397.1)
Acquisitions and disposals	434	(16,715)
Equity dividends paid	(1,209)	(1,092)
Share buybacks[3]	–	(1,094)
Foreign exchange (loss)/gain	(258)	67
Other[5]	(681)	(2,274)
Net debt increase[1,6]	(1,815)	(21,074)	91.4
Opening net debt[1,6]	(42,168)	(27,033)
Closing net debt[1,6]	(43,983)	(48,107)	8.6

Notes:

1.	Adjusted EBITDA, operating free cash flow, free cash flow (pre-spectrum and restructuring), free cash flow and net debt are non-GAAP performance measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Use of non-GAAP financial information” on page 62 for more information.
2.	Capital additions includes the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and transformation capital expenditure.
3.	Interest received and paid excludes €134 million (2019: €87 million) of interest on lease liabilities, included within operating free cash flow; €nil (2019: €175 million) of interest costs related to Liberty acquisition financing, included within Other; and €nil (2019: €273 million) of cash outflow from the option structure relating to the issue of the mandatory convertible bond in February 2016, included within Share buybacks. The option structure was intended to ensure that the total cash outflow to execute the programme was broadly equivalent to the £1,440 million raised on issuing the second tranche.
4.	Includes transformation capital expenditure of €116 million.
5.	“Other” for the six months ended 30 September 2019 included €1,559 million of debt incurred in relation to licences and spectrum acquired in Germany.
6.	Net debt balances at 30 September 2020 and 31 March 2020 have been adjusted to exclude derivative gains in cash flow hedge reserves, the corresponding losses for which are not recognised on the bonds within net debt and which are significant due to COVID-19 related market conditions. See page 29.

Operating free cash flow was €0.1 billion lower at €1.3 billion due to a reduction in roaming and visitor revenue, offset by lower net operating expenses in Europe. A favourable working capital movement of €0.4 billion was offset by an increase in capital additions of €0.4 billion, including the impact from the first-time inclusion of Unitymedia.

Free cash flow (pre-spectrum and restructuring) was €0.5 billion, an increase of €0.1 billion. The decrease in operating free cash flow was outweighed by an increase of €0.3 billion in dividends from associates and investments, partially offset by higher net interest paid and taxation outflows.

Vodafone Group Plc ⫶ H1 FY21 results

Closing net debt adjusted for mark-to-market gains deferred in hedging reserves at 30 September 2020 was €44.0 billion (31 March 2020: €42.2 billion) and excludes borrowings of €11.6 billion (31 March 2020: €12.1 billion) of lease liabilities recognised under IFRS 16 and a loan of €1.3 billion (31 March 2020: €1.3 billion) specifically secured against Indian assets. Additionally it excludes £3.44 billion (31 March 2020: £3.44 billion) mandatory convertible bond issued in February 2019 which will be settled in equity shares, and €0.8 billion (31 March 2020: €0.7 billion) of shareholder loans receivable from VodafoneZiggo.

The Group’s borrowings and net debt includes bonds, some of which are or were previously designated in hedge relationships, which are carried at €1.5 billion higher (31 March 2020: €1.5 billion higher) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in borrowings and would increase the euro equivalent redemption value of the bonds by €0.2 billion (31 March 2020: €1.3 billion lower).

Analysis of free cash flow

	H1 FY21	H1 FY20
	€m	€m	Change (%)
Inflow from operating activities	6,009	6,139	(2.1)
Net tax paid	533	483
Cash generated by operations	6,542	6,622	(1.2)
Capital additions	(3,363)	(3,000)
Working capital movement in respect of capital additions	(222)	(713)
Disposal of property, plant and equipment	6	21
Restructuring payments	150	302
Other[1]	(1,831)	(1,837)
Operating free cash flow[2]	1,282	1,395	(8.1)
Taxation	(533)	(483)
Dividends received from associates and investments	355	63
Dividends paid to non-controlling shareholders in subsidiaries	(166)	(169)
Interest received and paid	(487)	(412)
Free cash flow (pre-spectrum and restructuring)[2]	451	394	14.5
Licence and spectrum payments	(286)	(58)
Restructuring and other payments[3]	(266)	(302)
Free cash flow[2]	(101)	34	(397.1)

Notes:

1.	Predominantly relates to lease payments.
2.	Operating free cash flow, free cash flow (pre-spectrum and restructuring) and free cash flow are non-GAAP performance measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Use of non-GAAP financial information” on page 62 for more information.
3.	Includes transformation capital expenditure of €116 million.

Vodafone Group Plc ⫶ H1 FY21 results

Funding position

H1 FY21	Year-end FY20
€m	€m	Change (%)
Bonds	(48,901)	(49,412)
Bank loans	(1,277)	(2,728)
Cash collateral liabilities[1]	(1,982)	(5,292)
Other borrowings	(3,748)	(3,877)
Borrowings included in net debt	(55,908)	(61,309)	8.8
Cash and cash equivalents	6,612	13,284
Other financial instruments:
Mark-to-market derivative financial instruments[2]	(630)	4,409
Short term investments[3]	7,172	5,247
Total cash and cash equivalents and other financial instruments	13,154	22,940	(42.7)
Net debt[4]	(42,754)	(38,369)	(11.4)
Less mark-to-market gains deferred in hedging reserves[5]	(1,229)	(3,799)
Net debt adjusted for mark-to-market gains in hedging reserves	(43,983)	(42,168)	(4.3)

Net debt to adjusted EBITDA**[4,5,6]	3.0	x	2.8	x

Lease liabilities	(11,593)	(12,063)
Bank borrowings secured against Indian assets	(1,321)	(1,346)
Borrowings excluded from net debt	(12,914)	(13,409)

The €5.0 billion reduction in mark-to-market derivative financial instruments primarily relates to lower gains deferred in hedging reserves and foreign exchange that is offset by bond retranslation. Lower borrowings and cash and cash equivalents are driven by €4.6 billion lower cash collateral assets and liabilities (which taken all together do not impact net debt) and bank loan repayments of €1.3 billion.  The movements in net debt adjusted for mark-to-market gains in hedging reserves are shown in the table below.

Movement in funding position

	Net debt**[4,5] €m	Net debt to adjusted EBITDA**[4,5,6]
31 March 2020	42,168	2.8	x
Acquisitions and disposals	(434)
Equity dividends paid	1,209
Other movements	939
Free cash flow (pre-spectrum and restructuring)	(451)
Licence and spectrum payments	286
Restructuring and other payments	266
30 September 2020	43,983	3.0	x

Notes:

1.	Cash collateral liabilities relate to a liability to return the cash collateral that has been paid to Vodafone under collateral arrangements on derivative financial instruments. The corresponding cash received from banking counterparties is reflected within Cash and cash equivalents and Short term investments.
2.	Comprises mark-to-market adjustments on derivative financial instruments, which are included as a component of trade and other (payables)/receivables.
3.	Short term investments includes €2,202 million (31 March 2020: €1,681 million) of highly liquid government and government-backed securities; €2,443 million (31 March 2020: €1,115 million) of assets paid to our bank counterparties as collateral on derivative financial instruments; and managed investment funds of €2,527 million (31 March 2020: €2,451 million) that are in highly rated and liquid money market investments with liquidity of up to 90 days.
4.	Net debt and the ratio of net debt to adjusted EBITDA are non-GAAP performance measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Use of non-GAAP financial information” on page 62 for more information.
5.	Net debt balances at 30 September 2020 and 31 March 2020 marked with a “**” have been adjusted to exclude derivative gains in cash flow hedge reserves, the corresponding losses for which are not recognised on the bonds within net debt and which are significant due to COVID-19 related market conditions.
6.	The ratio of net debt to adjusted EBITDA is calculated using adjusted EBITDA for a rolling 12 month period, normalised for acquisitions and disposals within the period.

Vodafone Group Plc ⫶ H1 FY21 results

Ratio of net debt to adjusted EBITDA

On a rolling 12 month basis, H1 FY21 net debt to adjusted EBITDA increased by 0.2x to 3.0x (compared to 2.8x as at 31 March 2020), reflecting the intra-year phasing of cash flows.

Funding facilities

The Group has undrawn committed facilities of €7,739 million, principally euro and US dollar revolving credit facilities of €3.9 billion and US$4.2 billion (€3.6 billion). All of the euro revolving credit facilities mature in 2025 except for €80 million which mature in 2023 and all of the US dollar revolving credit facilities mature in 2022 except for US$75 million (€64 million) which mature in 2021. Both committed revolving credit facilities support US and euro commercial paper programmes of up to US$15 billion and €8 billion respectively.

Return on Capital Employed

Return on capital employed (“ROCE”) measures how efficiently we generate returns from our asset base and is a key driver of long-term value creation. We calculate two ROCE measures: i) Pre-tax ROCE for controlled operations only and ii) Post-tax ROCE (including associates & joint ventures). For the purpose of our interim results, we have provided a brief update below. We will present both measures and the detailed calculations for the financial year in our full year results.

The methodology adopted for the post-tax ROCE discussed below is consistent with that disclosed on page 39 of the Group’s annual report for the year ended 31 March 2020. For the purpose of the mid-year ROCE calculation, the returns are based on the 12 months ended 30 September 2020 and the denominator is based on the average of the capital employed as at 30 September 2019 and 30 September 2020.

Our ROCE decreased by 1.0 percentage points to 5.1% on a pre-tax basis (FY20: 6.1%) and remained flat at 4.0% on a post-tax basis. The decrease in the pre-tax controlled ROCE was primarily attributable to the first-time inclusion of the Liberty Global assets for the full 12 month period. Pre-tax returns from controlled operations were broadly stable due to lower EBITDA being offset by a reduction in depreciation and amortisation. The post-tax ROCE remained flat due to the first-time exclusion of the Group’s interest in Vodafone Idea in both the numerator and denominator.

Post-employment benefits

The €152 million net surplus at 31 March 2020 decreased by €381 million to a €229 million net deficit at 30 September 2020 arising from the Group’s obligations in respect of its defined benefit schemes. The next triennial actuarial valuation of the Vodafone Section and CWW Section of the Vodafone UK Group Pension Scheme will be as at 31 March 2022.

Dividends

Dividends will continue to be declared in euros and paid in euros, pounds sterling and US dollars, aligning the Group’s shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average exchange rate over the five business days during the week prior to the payment of the dividend.

The Board has announced an interim dividend per share of 4.50 eurocents (2019: 4.50 eurocents). The ex-dividend date for the interim dividend is 17 December 2020 for ordinary shareholders, the record date is 18 December 2020 and the dividend is payable on 5 February 2021. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

Vodafone is in the process of transferring its registrar services to Equiniti Limited. Consequently, Vodafone has set an ex-dividend date and record date for the interim dividend later in Vodafone’s financial calendar than in prior years.

Vodafone Group Plc ⫶ H1 FY21 results

Other significant developments and legal proceedings

Board changes

Jean-Francois van Boxmeer was appointed as a Non-Executive Director at the annual general meeting held on 28 July 2020.

As announced on 22 May 2020, Gerard Kleisterlee stepped down and retired from the Board on 3 November 2020 and Jean-Francois van Boxmeer succeeded him as Chairman on that date.

David Thodey resigned as a Non-Executive Director on 27 July 2020.

Vodafone Idea Limited (‘Vodafone Idea’)

In October 2019, the Supreme Court of India ruled against the industry in a dispute over the calculation of licence and other regulatory fees, and Vodafone Idea was liable for very substantial demands made by the Department of Telecommunications (‘DoT’) in relation to these fees. Based on submissions of the DoT in the Supreme Court proceedings (which the Group is unable to confirm as to their accuracy), Vodafone Idea reported a total estimated liability of INR 654 billion (€7.6 billion) excluding repayments and including interest, penalty and interest on penalty up to 30 June 2020.

On 17 February, 20 February, 16 March and 16 July 2020, Vodafone Idea made payments totaling INR 78.5 billion (€0.9 billion) to the DoT.

In September 2020, the Supreme Court of India directed that telecom operators make payment of 10% of the total dues by 31 March 2021 and thereafter repay the balance, along with 8% interest, in 10 annual instalments.

An update in relation to Indian regulatory cases and the contingent liability mechanism, dating back to the creation of Vodafone Idea is set out in Note 13 to the unaudited condensed consolidated financial statements.

Acquisition and disposal commitments

Indus Towers

Vodafone announced on 1 September 2020 that it had agreed to proceed with the merger of Indus Towers Limited (‘Indus Towers’) and Bharti Infratel Limited (‘Bharti Infratel’, together the ‘Combined Company’).

The agreement to proceed was conditional on consent for a security package for the benefit of the Combined Company (the ‘Security Package’) from Vodafone’s existing lenders for the €1.3 billion loan utilised to fund Vodafone’s contribution to the Vodafone Idea Ltd rights issue in 2019. On 5 October 2020 it was announced that this consent has been received. On 22 October 2020, the NCLT approved the extension of time for filing of the certified copy of the NCLT order approving the merger scheme with the Registrar of Companies (‘RoC’). The merger scheme will become effective when the order is filed with the RoC. Following any agreed closing adjustments, the filing with the RoC is expected to be completed imminently.

Vodafone Egypt

The Group signed a Memorandum of Understanding (‘MoU’) with Saudi Telecom Company (‘stc’) in January 2020 to pursue the sale of the Group’s 55% equity holding in Vodafone Egypt Telecommunications S.A.E. (‘Vodafone Egypt’) for cash consideration of US$ 2.4 billion (€2.2 billion).

On 14 September 2020, the Group announced that due diligence has been substantively completed with respect to the potential sale. Despite the expiry of the MoU, Vodafone remains in discussion with stc to finalise the transaction in the near future and now looks to stc and Telecom Egypt to find a suitable agreement to enable the transaction to close.

Vodafone Group Plc ⫶ H1 FY21 results

Regulation

Introduction

Our operating companies are generally subject to regulation governing the operation of their business activities as well as to the specific obligations in their licences. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities. The following section describes the key regulatory developments at the supranational and global levels, as well as in selected countries in which we had significant interests during the six months ended 30 September 2020. This section should be read in conjunction with the information contained under “Regulation” on pages 256 to 264 of the Group’s annual report on Form 20-F for the year ended 31 March 2020. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters.

European Union (‘EU’)

In June 2020, Body of European Regulators for Electronic Communications (‘BEREC’) published a report on how to calculate regulated Weighted Average Cost of Capital (WACC) for legacy regulated products. The report sets out WACC parameters following the non-binding European Commission’s WACC Notice on the calculation of the cost of capital for legacy infrastructure in the context of the Commission’s review of national notifications in the EU electronic communications sector of November 2019. The cost of capital is the core element of any regulatory pricing decision national regulatory authorities take.

In February 2020, the President of the European Commission, Ursula von der Leyen, presented the EU Digital Package under the banner, A Europe Fit for the Digital Age. The package is one of the flagship policy initiatives of the new European Commission, alongside the Green Deal and Industrial Strategy. The Commission ran a number of public consultations on files included in the Digital Strategy, including the EU Data Strategy, AI White Paper and Digital Services Act. The latter includes proposals to update the EU’s rules governing intermediary liability enshrined in the eCommerce Directive, plans to introduce a new ex ante regulatory framework for digital gatekeepers as well as the possible creation of a New Competition Tool. The Commission has set itself a provisional deadline of tabling a legislative proposal for the Digital Services Act by December 2020. Also expected in the latter half of this year is a regulation on data governance and common EU data spaces, while the long awaited AI regulation is expected for publication by March 2021.

Addressing the challenges posed by the COVID-19 pandemic, the Next Generation EU package is the European Union’s means to support the recovery processes in EU Member States. The bulk of the proposed recovery measures will be powered by a new temporary recovery instrument worth €750 billion. A significant amount will be allocated towards digital and green initiatives, with a proposed minimum of 20% of the Recovery and Resilience Facility to be allocated to digital initiatives and 37% to green initiatives.

It is now likely that the transposition of the European Electronic Communications Code will be delayed across most countries in our EU footprint. This includes Germany, Italy, Portugal, Spain and Czech Republic where delays are now probable. In Hungary and Romania, even if the Directive is transposed the Member State is delaying the application of Title III (End User Rights). In Greece the European Electronic Communications Code has been transposed and is already in force.

Vodafone Group Plc ⫶ H1 FY21 results

Regulation

Germany

The German government is still in the process of implementing the European Electronic Communications Code and transposing the latter into national telecoms law. As part of this process, the Federal Ministry of Economics is also seeking to amend the utility bill regulation which currently allows lessors to charge broadband services (including TV services) through the utility bill. Other ministries appear to oppose the proposed amendment, and to date no agreement has been found.

In May 2017, the national regulatory authority (‘BNetzA’) initiated the market review process for wholesale access at fixed locations currently covering both unbundled local loop (‘ULL’) and virtual unbundled local access (‘VULA’) as well as bitstream wholesale products. Meanwhile, BNetzA has started market-wide discussions on possible remedies and the future of fibre access regulation in advance of the draft regulatory order, expected in Q4 2020.

Italy

In March 2017, the national regulatory authority (‘AGCOM’) imposed a minimum billing period of one-month for fixed and convergent offers, effective by the end of June 2017. The operators appealed AGCOM’s resolution before the Administrative Court and the appeal was rejected in February 2018. Vodafone Italy has filed an appeal before the Council of State and the proceeding is pending. After the public hearing held in July 2020, the Council of State issued a preliminary referral to the Court of Justice in order to assess if under EU law the AGCOM has the power to impose minimum and binding billing periods.

In January 2020, the national competition authority (‘AGCM’) ruled that Vodafone, TIM, Fastweb and WindTre coordinated their commercial strategies relating to the transition from four-week billing (28 days) to monthly billing, with the maintenance of the 8.6% increase being in violation of art.101 of TFEU. Vodafone appeal of AGCM’s decision is pending before the Administrative Tribunal.

United Kingdom

The national regulatory authority (‘Ofcom’) is consulting on the Fixed Wholesale Telecoms Market Review covering consumer and business connectivity services, the new regime is intended to commence in FY2021/22 and will run for five years. Ofcom are keen to encourage wider investment in fibre, with wholesale pricing expected to rise to fund this.

Ofcom is progressing with their plans to auction the 700MHz and 3.6GHz spectrum, which is anticipated to commence in early 2021.

Spain

In May 2019, the Ministry of Economy and Enterprise (‘Ministry’) launched a 5G public consultation on 700MHz, 1.5GHz and 26GHz spectrum bands. The 26GHz auction may be delayed and detached from the 700MHz auction. The Ministry has approved the final cap that will apply for the 700 MHz band that is expected to be auctioned at the beginning of 2021. The approved ministerial order establishes a double condition of having a maximum of 2X15MHz in the 700 MHz band, and a maximum of 2X35 MHz combined cap for the three lower bands (700, 800 and 900 MHz).

The Spanish Government approved a strategic digitalisation plan ’España Digital 2025’. The plan contains 10 strategic pillars, each of them including several initiatives. It is estimated that the plan will require €140 billion in the next 5 years.

The Ministry of Consumer Affairs is preparing a law to prohibit 902 numbers in customer service offered by companies in order to prevent companies from applying to this type of call prices that exceed standard geographic pricing, details are pending.

Vodafone Spain’s 2100 MHz license was extended for the next 10 years, and now expires in April 2030.

Vodafone Group Plc ⫶ H1 FY21 results

Regulation

Netherlands

In July 2020, VodafoneZiggo acquired 2x10 MHz of 700MHz spectrum, 1X15 MHz of 1400 MHz and 2x20 MHz of 2.1GHz spectrum in the recent auction for €415.8 million. The spectrum acquired has a 20-year duration to the end of 2040.

Ireland

The national regulatory authority (‘ComReg’) and the Irish government have extended the Temporary Spectrum Measures for two three-month periods running up to April 2021. As a result, Vodafone currently has a temporary 2X10 MHz licence in 700 MHz running up to January 2021, which could be extended to April 2021 depending on the assessment of the situation at the time. As part of these measures, the 2.1 GHz 3G licences have been liberalised and there is a facility to apply for 2.6 GHz spectrum for specific hotspots as required.

In May 2019, Comreg initiated a review of the regulated WACC.  In its draft decision notified to the European Commission in June 2020, ComReg proposed the regulated fixed WACC should fall from 8.18% to 5.61%. In line with the decrease of the WACC, the European Commission urged ComReg to update relevant pricing decisions as soon as possible to ensure that prices in the Irish wholesale markets reflect current market conditions, as the WACC is a significant and central determinant of prices.  The final decision is expected by the end of 2020.

Portugal

In July 2019, Vodafone Portugal launched a court action against the national regulatory authority (‘ANACOM’) seeking the revocation of Dense Air’s spectrum license. Vodafone Portugal submitted that Dense Air has breached the conditions attached to its spectrum license by failing to use its allocation. In March 2020, Vodafone Portugal launched a new court action against an ANACOM decision, dated December 2019, which amends – instead of revoking – Dense Air´s spectrum licence. Legal proceedings are ongoing.

In February 2020, the Portuguese Government put forward a Resolution setting out its 5G Strategy. Following this, ANACOM launched a public consultation on the 5G Auction Regulation, which was suspended until June 2020 due to the COVID-19 pandemic. The adoption of the 5G Auction Regulation is pending.

In July 2020, the national competition authority (‘AdC’) sent Vodafone Portugal and three other national operators a statement of objections alleging that operators may have formed a cartel to limit competition in telecoms services advertising via the Google search engine. Proceedings are ongoing.

Romania

In August 2020, the Government initiated the 5G Security Draft Law with a short public consultation period; however, the parliamentary process for approval has not yet been initiated. The 5G spectrum auction is delayed until March 2021.

Fixed termination rates will decrease by 30% in November 2020 to 0.098 Eurocents/min.

Vodafone Group Plc ⫶ H1 FY21 results

Regulation

Greece

Forthnet has filed a complaint with the Administrative Court requesting the annulment of the Vectoring/FTTH allocation decisions. The hearing date has been postponed to April 2021.

The national regulatory authority (‘EETT’) has published the Tender Document for granting of rights of use for radio frequencies in the 700 MHz, 2.1 GHz, 3400 - 3800 MHz and 26 GHz frequency bands. The deadline for the application submission is October 2020 while the auction is scheduled for December 2020.

The Council of State issued a decision based on which the mobile arm of the incumbent’s group of companies (a separate legal entity named COSMOTE) shall be treated as an independent third party when bundling mobile with fixed services. COSMOTE is allowed to offer discounts on mobile products when bundled with fixed services without any ex ante obligations. The decision allows for the use of ex post regulatory tools in case these bundles distort competition.

Czech Republic

In August 2020 and September 2020, Vodafone appealed against the terms of the 5G spectrum auction to both the CTU Council and the administrative court, respectively. Although the appeals were dismissed, Vodafone continues in our effort to receive judicial acknowledgement from higher Czech courts that the auction terms are excessive, unjustified, and constitute illegal state aid.

In January 2019, the national regulatory authority (‘CTU’) updated its 5G framework position for the 700MHz spectrum. The auction will now include 3.4-3.6GHz spectrum. In June 2019, the CTU consulted on the draft conditions of the 5G spectrum auction. In March 2020 and June 2020, the CTU consulted on the revised conditions, with the 5G spectrum auction expected to take place in the second half of 2020.

Hungary

In September 2020, the national regulatory authority released the draft rules for the auction of 900MHz and 1800MHz spectrum expiring in 2022. The auction is expected to occur in January 2021.

Albania

In July 2020, Vodafone Albania implemented the new regulated roaming tariffs for Western Balkan six countries (Serbia, Montenegro, North Macedonia, Bosnia & Herzegovina, Albania & Kosovo). The new tariffs decline as per the glide path defined by the national regulatory authority (‘AKEP’), following the April 2019 agreement between the governments of Western Balkans six countries for abolishing roaming charges among these countries. The regulated tariffs include: wholesale roaming tariffs, retail roaming tariffs and international termination rate of roaming traffic. Only roaming traffic exchanged between the Western Balkan six countries is subject to regulated international MTR.

In June 2020, AKEP issued its final decision on the national and international mobile termination rates (‘MTRs’). The national MTRs will remain unchanged at 1.11 ALL/min. AKEP will continue to monitor the market and initiate a study in the future for international MTRs.

In April 2020, AKEP issued its final decision on the market analysis of the wholesale mobile market for access and origination, whereby it stated that the three criteria test is not met and therefore no operator has significant market power and no regulatory obligations are imposed.

Vodafone Group Plc ⫶ H1 FY21 results

Regulation

India

In December 2019, the national regulatory authority (‘TRAI’) issued the regulation for Domestic Call Termination Charges. For wireless-to-wireless domestic calls, the termination charge would continue to remain at INR 0.06 per minute up to December 2020. From January 2021 onwards, the termination charge for wireless-to-wireless domestic calls will be zero.

In February 2020, the Department of Telecommunications (‘DoT’) issued an amendment to the Unified License on deferment of the auction payment instalments for FY 2020-21 and 2021-22.

In April 2020, TRAI issued the Telecommunication Interconnection Usage Charges (Sixteenth Amendment) Regulations, which revised the regime for fixed International Termination Charges (‘ITC’). Effective May 2020, ITC will not be less than INR 0.35 per minute and not more than INR 0.65 per minute in a non-discriminatory manner.

In September 2020, the Supreme Court pronounced judgment in the AGR case providing a time schedule of 10 years to make the payment of AGR dues in equal yearly instalments. 10% payment of total dues to be made by March 2021.

The Telecommunications Dispute Settlement and Appellate Tribunal’s (‘TDSAT’) hearing for VIL’s challenge against the financial demands made by the DoT for approving the transfer of Vodafone India’s licences in 2015 to be listed in due course.

Vodacom: South Africa

In November 2018, the Independent Communications Authority of South Africa (‘ICASA’) commenced a market inquiry into mobile broadband services to assess the state of competition and determine whether there are markets or market segments within the mobile broadband services value chain that may require regulatory intervention. Draft regulations are due to be published for consultation in November 2020.

In September 2020, ICASA announced that invitations to apply for licensing of spectrum (700 MHz, 800 MHz, 2.6 GHz, and 3.5 GHz) and the Wholesale Open Access Network (‘WOAN’) would be published in October 2020. ICASA announced that spectrum will be assigned to both the WOAN and in an auction to be completed by March 2021.

As part of the COVID-19 response measures, Vodacom received a temporary assignment of 160MHz spectrum until March 2021.

Vodacom: Democratic Republic of Congo

In August 2018, the customs authority issued a draft infringement report assessing that unpaid duties for alleged smuggled devices bought by Vodacom DRC amounting to USD 44 million, to which Vodacom DRC objected. In May 2019, Vodacom DRC filed an administrative appeal at the Council of State, which is yet to be heard. The Public Prosecutor also re-opened the investigation against the supplier of the alleged smuggled devices, ZFJ and prosecuted its employees for smuggling of devices. The Criminal Court acquitted ZFJ employees of the offense of smuggling. Concurrently, the Federation of Businesses of Congo has filed a claim against the Customs Authority on behalf of the industry, which is pending.

As part of the COVID-19 response measures, the communications regulator assigned temporary spectrum (2x2 MHz of 900 MHz and 2x5 MHz 2.1 GHz) until August 2020 and the central bank issued temporary measures on free person to person (“P2P”) mobile money transaction fees until December 2020.

Vodafone Group Plc ⫶ H1 FY21 results

Regulation

Vodacom: Tanzania

The Tanzania Revenue Authority (‘TRA’) has issued Tax Agency Notices against Vodacom Tanzania totalling TZS 19.9 billion, which has been paid by the relevant banks to the TRA.

In February 2020, the Communications Regulator in Tanzania (‘TCRA’) issued new SIM Card Registration Regulations to formalize the ‘biometric only’ SIM registration requirement and restrict ownership of the number SIMs by customer. The TCRA has implemented an automated approval process for the ownership of multiple SIMs effective August 2020, in terms of which subscribers are able to request approval directly from the TCRA. Vodacom Tanzania is participating in the TCRA process on intended barring of non-compliant SIMs, whereby the TCRA had extended the deadline to the end of August 2020. However, the TCRA has not given an official notice for barring to date. Vodacom Tanzania, together with the industry association, has also put in place a collaborative framework to mitigate fraudulent SIM registrations.

In August 2020, the TCRA issued a non-compliance letter to Vodacom Tanzania stating that during May and June 2020, Vodacom Tanzania charged international voice termination rate below the minimum regulated rate of USD 0.25 contrary to Electronic and Postal Communications (Tele - Traffic) Regulations of 2018. Vodacom Tanzania has submitted its response ahead of the TCRA determination.

The Tanzania Minister of Communications has re-issued EAC Roaming Regulations unchanged from 2014, but TCRA has not yet issued final regulations to this effect. In March 2019, Vodacom Tanzania provided comments on the Regulations and implementation thereof.

Vodacom: Mozambique

As part of its COVID-19 response measures, the communications regulator assigned temporary spectrum (2x5 MHz of 800 band) whilst the “State of Calamity” continues, and the central bank issued temporary measures on P2P mobile money transaction fees for 3 months from July 2020.

Vodacom: Lesotho

In December 2019, the communications regulator issued a notice of enforcement proceedings in which the NRA alleges that Vodacom Lesotho breached its licensing obligation to submit to the NRA its financial statements that are certified with an independent auditor, on the ground that Vodacom Lesotho’s auditing firm is not independent as required under Company Law, to which Vodacom Lesotho made representations. In September 2020, the NRA issued a letter in response to Vodacom Lesotho’s several representations, in which the NRA issued an enforcement action decision not to revoke Vodacom Lesotho’s license, and instead issued a penalty of M 134 million against Vodacom Lesotho. 30% of the penalty (M40.2 million) payable immediately and 70% of the penalty (M 93.8 million) suspended for five years, provided that Vodacom does not commit any further regulatory contraventions.

In October 2020, Vodacom Lesotho responded giving notice of its decision to apply for review of the NRA’s decision to impose these penalties in the High Court within 14 days in accordance with the applicable Administrative Rules. Subsequently, Vodacom Lesotho received a notice from the NRA revoking Vodacom Lesotho’s Unified Telecommunications License on the grounds that Vodacom Lesotho failed to comply with the NRA’s directive to pay 30% of the penalty. Vodacom Lesotho then filed an application in the High Court to review and set aside the NRA’s decisions to determine previous auditors of Vodacom Lesotho were not independent, impose a penalty of M134 million, and to revoke Vodacom Lesotho’s license. The High Court granted an interim order, which requires the NRA to show cause on the matters raised by 23 October 2020 and sets aside the NRA’s decisions until a final determination has been made.

Southern African Development Community (SADC) Roaming In June 2019, the draft results of the cost modelling exercise were shared, prescribing formulae that will ultimately inform roaming rates. In October 2019, the TCRA issued a letter to comply with the SADC recommendations by December 2019; however, no implementation measures have been issued to date.

Vodafone Group Plc ⫶ H1 FY21 results

Regulation

Turkey

N/A

Australia

In July 2020, Vodafone Hutchison Australia Limited merged with TPG Corporation Limited to create a new merged company renamed TPG Telecom Limited, which is also listed on the Australian Securities Exchange. Vodafone retains a 25.05% ownership interest in TPG Telecom Limited.

Egypt

In September 2020, Vodafone submitted its proposal to acquire 40 MHz in response to the National Telecommunications Regulatory Authority’s (‘NTRA’) issuance of a bid for 2600 MHZ spectrum with TDD technology. Vodafone’s technical and financial proposal has been accepted, and the final award is pending the next NTRA board meeting.

On 4 November 2020, Vodafone Egypt, which is classified as held for sale by the Group, acquired 40 MHz of 2.6 GHz TDD spectrum from the National Telecommunications Regulatory Authority. The acquired spectrum has a 10 year licence term through to 2030. Payments will be phased over 3 years, with an initial payment of $270 million (€230 million) upon receipt of the spectrum and two further payments of $135 million (€115 million) due in 2021 and 2022 respectively.

Ghana

The Minister of Communications issued a policy directive to the Communications Regulator in Ghana (‘NRA’) to address disparities in market and revenue share with immediate effect, which included declaring MTN Ghana a significant market player (‘SMP’) and imposing relevant corrective measures. The NRA commenced national roaming in light of MTN’s SMP. MTN Ghana’s application for judicial review against the SMP declaration was denied by the High Court. MTN Ghana has further filed an application to quash this decision before the Supreme Court. The NRA announced Asymmetric MTR Pricing as SMP intervention, which commenced in October 2020 for 2 years.

In August 2020, the NRA extended the deadline for renewal of Vodafone Ghana’s 2G license to 24 December 2020.

In accordance with the COVID-19 emergency order, the NRA has assigned 2x5MHz 800 band to Vodafone Ghana on a temporary basis until February 2021, and the central bank issued a directive to implement free P2P mobile money transactions. The NRA has also requested customer information from licensees as part of the Government’s tracking and tracing programme, which following an application was found by the high court in June 2020 to be compliant with the emergency order.

Safaricom: Kenya

In February 2019, Telkom Kenya Ltd and Airtel Networks Kenya Limited announced their intention to merge their respective mobile, enterprise and carrier businesses in Kenya. In December 2019, the transaction received conditional approval from the Kenyan Competition Authority. In August 2020, Airtel and Telkom Kenya announced that they had called off the intended merger and cited prolonged regulatory delays. The two companies will continue operating their various businesses as separate entities.

In June 2020, Safaricom acquired an additional 2x15 MHz spectrum in the 1800 MHz band for a period of ten years at a cost of USD 15 million.

In accordance with the COVID-19 response measures, in April 2020, the Central Bank directed payment services to remove P2P transaction fees for amounts up to KSH 1,000, which has been extended to end of December 2020.

Vodafone Group Plc ⫶ H1 FY21 results

Legal proceedings

The following section describes developments in legal proceedings which may have, or have had, during the six months ended 30 September 2020, a significant effect on the financial position or profitability of the Company and its subsidiaries. This section should be read in conjunction with the information contained under “Legal proceedings” on pages 215 to 219 of the Group’s annual report on Form 20-F for the year ended 31 March 2020.

Indian tax cases

Refer to “Commitments, contingent liabilities and legal proceedings” on page 59.

Indian regulatory cases

Refer to “Commitments, contingent liabilities and legal proceedings” on page 60.

Patent litigation - UK

Refer to “Commitments, contingent liabilities and legal proceedings” on page 60.

Italy: Iliad v Vodafone Italy

Refer to “Commitments, contingent liabilities and legal proceedings” on page 61.

Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece, Vodafone Group Plc and certain Directors and Officers of Vodafone

Refer to “Commitments, contingent liabilities and legal proceedings” on page 61.

Netherlands: Consumer credit / handset case

Refer to “Commitments, contingent liabilities and legal proceedings” on page 61.

UK: Phones 4U in Administration v Vodafone Limited and Vodafone Group Plc and Others

Refer to “Commitments, contingent liabilities and legal proceedings” on page 61.

Vodafone Group Plc ⫶ H1 FY21 results

Risk factors

The key factors and uncertainties that could have a significant effect on the Group’s financial performance, include the following:

Global economic disruption

A major economic disruption could result in lower spending power for our customers and therefore reduced demand for our services affecting our profitability and cash flow generation. Economic disruption can also impact financial markets including currencies, interest rates, borrowing and availability of debt financing.

Cyber threat and information security

An external cyber-attack, insider threat or supplier breach could cause service interruption or the loss of confidential data. Cyber threats could lead to major customer, financial, reputational and regulatory impact across all of our local markets.

Geo-political risk in supply chain

We operate and develop sophisticated infrastructure in the countries in which we are present. Our network and systems are dependent on a wide range of suppliers internationally. If there was a disruption in the supply chain, we might be unable to execute our plans and we, and the industry, would face potential delays to network improvements and increased costs.

Adverse political and regulatory measures

Operating across many markets and jurisdictions means we deal with a variety of complex political and regulatory landscapes. In all of these environments, we can face changes in taxation, political intervention and potential competitive disadvantage. This also includes our participation in spectrum auctions.

Technology failure

Major incidents caused by natural disasters, deliberate attacks or an extreme technology failure, although rare, could result in the complete loss of key sites in either our data centres or our mobile/fixed networks causing a major disruption to our service.

Strategic transformation

We are undertaking a large-scale integration of recently acquired  assets across multiple markets and failing to complete it in a timely and efficient manner, would result in not realising  the full benefits or planned synergies and lead to additional costs.

The recent launch of Vantage Towers will also translate in changes to the way we operate.

We also have a number of joint ventures in operation and must ensure that these operate effectively.

Market disruption

New entrants with lean models could create pricing pressure. As more competitors launch unlimited bundles there could be price erosion. Our market position and revenues could be damaged by failing to provide the services that our customers want.

Digital transformation

Failure in digital or IT transformation projects could result in business loss, poor customer experience and reputational damage.

Disintermediation

We face increased competition from a variety of new technology platforms, which aim to build alternative communication services or different touch points, which could potentially affect our customer relationships. We must be able to keep pace with these new developments and competitors while maintaining high levels of customer engagement and an excellent customer experience.

Legal and regulatory compliance

Vodafone must comply with a multitude of local and international laws and applicable industry regulations. These include laws relating to privacy, anti-money laundering, competition, anti-bribery and economic sanctions. Failure to comply with these laws and regulations could lead to reputational damage, financial penalties and/or suspension of our licence to operate.

Vodafone Group Plc ⫶ H1 FY21 results

Risk factors

Brexit

The Board continues to monitor the implications for Vodafone’s operations in light of the new trading relationship between the UK and the EU, which has yet to be negotiated.

A cross-functional steering committee has identified the impact of the UK and EU failing to reach a free trade agreement on the Group’s operations and has produced a comprehensive mitigation plan.

Although our headquarters are in the UK, a large majority of our customers are in other countries, accounting for most of our revenue and cash flow. Each of our operating companies operates as a standalone business, incorporated and licensed in the jurisdiction in which it operates, and are able to adapt to a wide range of local developments. As such, our ability to provide services to our customers in the countries in which we operate, inside or outside the EU, is unlikely to be affected by the lack of a free trade deal. We are not a major international trading company, and do not use passporting for any of our major services or processes.

The lack of an agreed free trade deal between the UK and EU could lead to a fall in consumer and business confidence. Such a fall in confidence could, in turn, reduce consumer and business spend on our products and services.

COVID-19

We continue to conduct thorough assessments of the potential impacts of COVID-19 across our business, including but not limited to our principal risks. During the initial stage of the crisis, we reported in the Group’s annual report for the year ended 31 March 2020 (page 70) on the following topics: health, safety and wellbeing of our employees, disruption in our supply chain as well as an increase in cyber-attacks. These topics remain relevant, however other significant risks have been identified as detailed below:

•	Consumption of our products and services has changed due to societal shifts (e.g. working environment, connectivity needs and travel patterns) and these are likely to continue to evolve in the foreseeable future. By understanding the needs of our different customer groups, we are in a better position to provide support and adjust our product offering to retain loyalty while generating new revenue streams.

•	Requirement for ongoing access to capital markets in order to refinance debt. In addition, our emerging markets are exposed to currency movements. Turmoil in the financial markets can restrict access to capital markets and cause significant fluctuations in exchange rates. We maintain a conservative approach to liquidity by holding large volumes of cash and committed credit facilities, as well as limiting our refinancing exposure by maintaining a long average life of debt.

•	Governments will look to rebalance their finances over the coming years and our industry could be targeted as a funding opportunity with additional taxes and new adverse regulations. We continue to work closely with our stakeholders and government through our ‘Social Contract’ initiatives to ensure the sustainability and wellbeing of our society.

•	Pressures brought on by the effects of lockdown, social distancing and COVID-19 related restrictions impacts on our ability to physically service our customers. Therefore, we have accelerated and increased our digital transformation projects to provide a better customer experience.

Our response to the COVID-19 pandemic has prioritised the safety and wellbeing of our people first from the outset, through a variety of initiatives deployed across markets and tightly coordinated by the Business Continuity Plan programme management. The move to working from home for almost 100,000 of our people across all markets (approximately 95%) has been a tremendous organisational effort, enabled by our technology and network infrastructure, collaboration tools deployed at scale, HR policies and digital training.

We have also run a number of short-term ‘pulse’ surveys to gauge employee sentiment during the COVID-19 crisis. Our pulse survey responses have directly contributed to shaping our direction on our 'Future Ready' strategy around new digital ways of working and the future of work at Vodafone. They influenced our decisions on remote working, our digital tools and our response to wellbeing of our employees.

Vodafone Group Plc ⫶ H1 FY21 results

Unaudited condensed consolidated financial statements

Consolidated income statement

		Six months ended 30 September
		2020		2019
	Note	€m		€m
Revenue	2	21,427		21,939
Cost of sales		(14,657)		(15,010)
Gross profit		6,770		6,929
Selling and distribution expenses		(1,675)		(1,883)
Administrative expenses		(2,560)		(2,590)
Net credit losses on financial assets		(378)		(302)
Share of results of equity accounted associates and joint ventures		260		(2,601)
Other income	8,9	1,055		1,024
Operating profit	2	3,472		577
Investment income		183		281
Financing costs		(1,610)		(1,369)
Profit/(loss) before taxation		2,045		(511)
Income tax expense	4	(490)		(1,380)
Profit/(loss) for the financial period		1,555		(1,891)

Attributable to:
– Owners of the parent		1,314		(2,128)
– Non-controlling interests		241		237
Profit/(loss) for the financial period		1,555		(1,891)

Profit/(loss) per share
Total Group:
– Basic	6	4.45	c	(7.24	)c
– Diluted	6	4.44	c	(7.24	)c

Consolidated statement of comprehensive income/expense

	Six months ended 30 September
	2020	2019
	€m	€m
Profit/(loss) for the financial period	1,555	(1,891)
Other comprehensive income/(expense):
Items that may be reclassified to the income statement in subsequent periods:
Foreign exchange translation differences, net of tax	(770)	(222)
Foreign exchange translation differences transferred to the income statement	(77)	(59)
Other, net of tax[1]	(2,058)	(302)
Total items that may be reclassified to the income statement in subsequent periods	(2,905)	(583)
Items that will not be reclassified to the income statement in subsequent periods:
Net actuarial losses on defined benefit pension schemes, net of tax	(383)	(65)
Total items that will not be reclassified to the income statement in subsequent periods	(383)	(65)
Other comprehensive expense	(3,288)	(648)
Total comprehensive expense for the financial period	(1,733)	(2,539)

Attributable to:
– Owners of the parent	(1,905)	(2,809)
– Non-controlling interests	172	270
	(1,733)	(2,539)

Note:

1.	Principally includes the impact of the Group’s cash flow hedges deferred to other comprehensive income during the period.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Vodafone Group Plc ⫶ H1 FY21 results

Unaudited condensed consolidated financial statements

Consolidated statement of financial position

		30 September	31 March
		2020	2020
	Note	€m	€m
Non-current assets
Goodwill		31,251	31,271
Other intangible assets		20,996	22,252
Property, plant and equipment		38,059	39,197
Investments in associates and joint ventures	9	5,428	5,831
Other investments		899	792
Deferred tax assets		23,990	23,606
Post employment benefits		198	590
Trade and other receivables		6,574	10,378
		127,395	133,917
Current assets
Inventory		606	585
Taxation recoverable		300	275
Trade and other receivables		10,457	11,411
Other investments		9,180	7,089
Cash and cash equivalents		6,612	13,284
		27,155	32,644
Assets held for sale	5	2,312	1,607
Total assets		156,862	168,168

Equity
Called up share capital		4,797	4,797
Additional paid-in capital		152,694	152,629
Treasury shares		(7,720)	(7,802)
Accumulated losses		(120,331)	(120,349)
Accumulated other comprehensive income		28,916	32,135
Total attributable to owners of the parent		58,356	61,410
Non-controlling interests		1,224	1,215
Total equity		59,580	62,625

Non-current liabilities
Long-term borrowings		61,292	62,892
Deferred tax liabilities		1,986	2,043
Post employment benefits		427	438
Provisions		1,550	1,474
Trade and other payables		5,734	5,189
		70,989	72,036
Current liabilities
Short-term borrowings		7,530	11,826
Financial liabilities under put option arrangements		1,886	1,850
Taxation liabilities		578	671
Provisions		951	1,024
Trade and other payables		14,380	17,085
		25,325	32,456
Liabilities held for sale	5	968	1,051
Total equity and liabilities		156,862	168,168

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Vodafone Group Plc ⫶ H1 FY21 results

Unaudited condensed consolidated financial statements

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]	Treasury shares	Accumulated comprehensive losses[2]	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m
1 April 2019 brought forward	4,796	152,503	(7,875)	(87,467)	61,957	1,231	63,188
Issue or reissue of shares	1	1	66	(63)	5	–	5
Share-based payments	–	72	–	–	72	–	72
Transactions with non-controlling interests in subsidiaries	–	–	–	(48)	(48)	(94)	(142)
Comprehensive (expense)/income	–	–	–	(2,809)	(2,809)	270	(2,539)
Dividends	–	–	–	(1,112)	(1,112)	(187)	(1,299)
30 September 2019	4,797	152,576	(7,809)	(91,499)	58,065	1,220	59,285

1 April 2020 brought forward	4,797	152,629	(7,802)	(88,214)	61,410	1,215	62,625
Issue or reissue of shares	–	1	82	(80)	3	–	3
Share-based payments	–	64	–	–	64	4	68
Transactions with non-controlling interests in subsidiaries	–	–	–	(11)	(11)	(5)	(16)
Comprehensive (expense)/income	–	–	–	(1,905)	(1,905)	172	(1,733)
Dividends	–	–	–	(1,205)	(1,205)	(162)	(1,367)
30 September 2020	4,797	152,694	(7,720)	(91,415)	58,356	1,224	59,580

Notes:

1.	Includes share premium, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
2.	Includes accumulated losses and accumulated other comprehensive income.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Vodafone Group Plc ⫶ H1 FY21 results

Unaudited condensed consolidated financial statements

Consolidated statement of cash flows

		Six months ended 30 September
		2020	2019
	Note	€m	€m
Inflow from operating activities	10	6,009	6,139

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	8	(136)	(10,202)
Purchase of interests in associates and joint ventures		–	(1,413)
Purchase of intangible assets		(1,092)	(1,002)
Purchase of property, plant and equipment		(2,771)	(2,769)
Purchase of investments		(3,153)	(239)
Disposal of interests in subsidiaries, net of cash disposed	8	174	2,049
Disposal of interests in associates and joint ventures	9	420	–
Disposal of property, plant and equipment and intangible assets		6	21
Disposal of investments		1,031	6,043
Dividends received from associates and joint ventures		355	63
Interest received		153	183
Outflow from investing activities		(5,013)	(7,266)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		3	–
Net movement in short term borrowings		(2,717)	815
Proceeds from issue of long term borrowings		2,125	9,107
Repayment of borrowings		(4,330)	(13,277)
Purchase of treasury shares		–	(821)
Equity dividends paid		(1,209)	(1,092)
Dividends paid to non-controlling shareholders in subsidiaries		(166)	(169)
Other transactions with non-controlling shareholders in subsidiaries		(20)	(233)
Other movements in loans with associates and joint ventures		38	–
Interest paid[1]		(774)	(1,130)
Outflow from financing activities		(7,050)	(6,800)

Net cash outflow		(6,054)	(7,927)

Cash and cash equivalents at beginning of the financial period[2]		13,288	13,605
Exchange (loss)/gain on cash and cash equivalents		(365)	49
Cash and cash equivalents at end of the financial period[2]		6,869	5,727

Notes:

1.	Interest paid includes €nil million (30 September 2019: €273 million) of cash outflow on derivative financial instruments for the share buyback related to the second tranche of the mandatory convertible bond that matured during the year ended 31 March 2020.
2.	Includes cash and cash equivalents as presented in the Consolidated statement of financial position of €6,612 million (31 March 2020: €13,284 million) and cash and cash equivalents presented in assets held for sale of €274 million (31 March 2020: €273 million), together with overdrafts of €17 million (31 March 2020: €269 million).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Vodafone Group Plc ⫶ H1 FY21 results

Notes to the unaudited condensed consolidated financial statements

1	Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2020:

•	are prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (‘IAS 34’) as issued by the International Accounting Standards Board and as adopted by the European Union;

•	are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group’s annual report for the year ended 31 March 2020;

•	apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2020, which were prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board and were also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations. Income taxes are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34.

•	include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented;

•	do not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006; and

•	were approved by the Board of directors on 16 November 2020.

The information relating to the year ended 31 March 2020 is an extract from the Group’s published annual report for that year, which has been delivered to the Registrar of Companies, and on which the auditors’ report was unqualified and did not contain any emphasis of matter or statements under section 498(2) or 498(3) of the UK Companies Act 2006.

The preparation of the unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the period. Actual results could vary from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Considerations in respect of COVID-19

Going concern

As outlined on page 3, trading in the first half of the year demonstrates the relative resilience of the Group’s operating model and the Group has a strong liquidity position with €6.6 billion of cash and cash equivalents available at 30 September 2020 and the Group has access to committed facilities that cover all of the Group’s reasonably expected cash requirements over the going concern period. The Directors have reviewed trading and liquidity forecasts for the Group which have been updated for the expected impact of COVID-19. The forecasts considered a variety of scenarios including not being able to access the capital markets during the assessment period.  In addition to the liquidity forecasts prepared, the Directors considered the availability of the Group’s revolving credit facilities which were undrawn as at 30 September 2020. As a result of the assessment performed, the Directors have concluded that the Group is able to continue in operation for the period up to and including March 2022 and that it is appropriate to continue to adopt a going concern basis in preparing the unaudited condensed consolidated financial statements.

Critical accounting judgements and estimates

The Group’s critical accounting judgements and estimates were disclosed in the Group’s annual report for the year ended 31 March 2020. The forecast impact of COVID-19 was factored into certain of our judgements, primarily impairment testing. These judgements and estimates were reassessed during the six months ended 30 September 2020 and the Group’s latest outlook and best estimate of the COVID-19 impact are considered in our impairment review.

New accounting pronouncements adopted

On 1 April 2020, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group. Further details are provided in the Group’s annual report for the year ended 31 March 2020.

Vodafone Group Plc ⫶ H1 FY21 results

Notes to the unaudited condensed consolidated financial statements

2	Segmental analysis

The Group has a single group of related services and products being the supply of communications services and products. Revenue is attributed to a country or region based on the location of the Group company reporting the revenue.

In the prior financial period, the Group reported the financial results of Vodacom and Other Markets under the Rest of the World (‘RoW’) region. To reflect changes in internal responsibilities, the RoW reporting segment no longer applies and Vodacom and Other Markets are separate reporting segments.

The Group’s revenue and profit is disaggregated as follows:

	Service revenue	Equipment revenue	Revenue from contracts with customers	Interest revenue	Other[1]	Total segment revenue	Adjusted EBITDA
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2020
Germany	5,723	466	6,189	6	176	6,371	2,844
Italy	2,249	216	2,465	5	36	2,506	800
UK	2,401	509	2,910	24	49	2,983	636
Spain	1,880	132	2,012	8	30	2,050	488
Other Europe	2,411	252	2,663	9	48	2,720	870
Eliminations	(47)	-	(47)	-	-	(47)	-
Europe	14,617	1,575	16,192	52	339	16,583	5,638
Vodacom	1,949	335	2,284	7	132	2,423	891
Other Markets	1,679	212	1,891	-	7	1,898	613
Common Functions	219	13	232	-	424	656	(119)
Eliminations	(46)	-	(46)	-	(87)	(133)	-
Group	18,418	2,135	20,553	59	815	21,427	7,023

	Service revenue	Equipment revenue	Revenue from contracts with customers	Interest revenue	Other[1]	Total segment revenue	Adjusted EBITDA
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2019
Germany	4,961	495	5,456	14	120	5,590	2,352
Italy	2,424	256	2,680	4	25	2,709	1,006
UK	2,451	598	3,049	34	68	3,151	658
Spain	1,966	157	2,123	13	25	2,161	460
Other Europe	2,392	253	2,645	9	36	2,690	872
Eliminations	(74)	-	(74)	-	(2)	(76)	-
Europe	14,120	1,759	15,879	74	272	16,225	5,348
Vodacom	2,217	416	2,633	2	99	2,734	1,019
Other Markets	2,024	299	2,323	2	26	2,351	755
Common Functions	240	24	264	-	523	787	(17)
Eliminations	(57)	-	(57)	-	(101)	(158)	-
Group	18,544	2,498	21,042	78	819	21,939	7,105

Note:

1.	Other includes lease revenue.

Vodafone Group Plc ⫶ H1 FY21 results

Notes to the unaudited condensed consolidated financial statements

2	Segmental analysis

The Group’s measure of segment profit is adjusted EBITDA which is reported after depreciation on lease-related right of use assets and interest on leases but excluding depreciation and amortisation, gains/losses on disposal for owned fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans, the Group’s share of adjusted results in associates and joint ventures and other income and expense. A reconciliation of adjusted EBITDA to operating profit is shown below. For a reconciliation of operating profit to profit for the financial period, see the consolidated income statement on page 42.

	Six months ended 30 September
	2020	2019
	€m	€m
Adjusted EBITDA	7,023	7,105
Depreciation and amortisation	(4,729)	(4,874)
Share of adjusted results in equity accounted associates and joint ventures[1]	255	(550)
Adjusted operating profit	2,549	1,681
Restructuring costs	(86)	(163)
Amortisation of acquired customer bases and brand intangible assets	(364)	(232)
Other income and expense[2]	1,184	(872)
Interest on lease liabilities	189	163
Operating profit	3,472	577

Notes:

1.	Share of results of equity accounted associates and joint ventures presented within the Consolidated income statement includes €255 million (2019: -€550 million) included within Adjusted operating profit, €nil (2019: -€33 million) included within Restructuring costs, -€124 million (2019: -€122 million) included within Amortisation of acquired customer base and brand intangible assets and €129 million (2019: -€1,896 million; principally related to Vodafone Idea Limited) included within other income and expense.
2.	For the six months ended 30 September 2020, the Group recorded a gain of €1,043 million in relation to the merger of Vodafone Hutchison Australia Pty Limited and TPG Telecom Limited which is reported in Other income and expense. See Note 9 ‘Investment in associates and joint ventures’. For the six months ended 30 September 2019, the Group recorded a gain of €1,078 million in relation to the disposal of Vodafone New Zealand, offset by losses incurred in Vodafone Idea Limited

The Group’s non-current assets are disaggregated as follows:

	30 September	31 March
	2020	2020
	€m	€m
Non-current assets[1]
Germany	47,504	48,266
Italy	10,787	11,119
UK	7,215	7,790
Spain	7,051	7,229
Other Europe	9,060	9,138
Europe	81,617	83,542
Vodacom	5,270	5,400
Other Markets	1,309	1,561
Common Functions	2,110	2,217
Group	90,306	92,720

Note:

1.	Includes goodwill, other intangible assets and property, plant and equipment (including right-of-use assets).

Vodafone Group Plc ⫶ H1 FY21 results

Notes to the unaudited condensed consolidated financial statements

3	Impairment review

A review for indicators of potential impairment was performed at 30 September 2020 and 30 September 2019. The methodology adopted for impairment reviews was consistent with that disclosed on page 149 and pages 159 to 165 of the Group’s annual report for the year ended 31 March 2020.

Management continues to review the impact of COVID-19. Following analysis of recent business performance and certain changes in expectations on future impacts, management has made additional adjustments to the five-year business plans used in the Group’s impairment testing. The impairment review is based on expected cash flows after applying these adjustments.

Impairment testing requires the assessment of the recoverable amount being the higher of an asset's or cash-generating unit's fair value less costs of disposal and its value in use. A lack of observable market data on fair values for equivalent assets means that the Group’s valuation approach for impairment testing focuses primarily on value in use. For a number of reasons, transaction values agreed as part of any business acquisition or disposal may be higher than the assessed value in use.

Consistent with prior periods, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. Following the merger of Vodafone’s passive tower infrastructure in Italy with INWIT, management considers Vodafone Italy and Vodafone’s stake in INWIT to represent two cash-generating units for the purpose of the impairment review as at 30 September 2020. The key assumptions and sensitivity analysis for Vodafone Italy presented below are prepared on a post-merger basis.

Value in use assumptions

The table below shows key assumptions used in the value in use calculations at 30 September 2020:

	Assumptions used in value in use calculation
	Germany	Italy	Spain	Ireland	Romania
	%	%	%	%	%
Pre-tax risk adjusted discount rate	7.3	10.8	9.3	7.7	10.1
Long-term growth rate	0.5	0.5	0.5	0.5	1.0
Projected adjusted EBITDA[1]	3.8	2.5	8.2	0.9	8.0
Projected capital expenditure[2]	20.0 - 20.7	12.2 - 14.9	16.2 - 18.7	13.2 - 15.7	13.7 - 16.6

Sensitivity analysis

The estimated recoverable amounts of the Group’s operations in Germany, Italy, Spain, Ireland and Romania exceed their carrying values by €7.1 billion, €1.0 billion, €0.2 billion, €0.1 billion and €0.1 billion, respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the six months ended 30 September 2020.

	Change required for carrying value to equal recoverable amount
	Germany	Italy	Spain	Ireland	Romania
	pps	pps	pps	pps	pps
Pre-tax risk adjusted discount rate	1.1	1.2	0.3	0.3	0.4
Long-term growth rate	(1.1)	(1.2)	(0.3)	(0.3)	(0.6)
Projected adjusted EBITDA[1]	(3.3)	(1.9)	(0.7)	(0.6)	(1.1)
Projected capital expenditure[2]	13.5	4.9	1.4	1.7	1.5

Notes:

1.	Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment review.
2.	Projected capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment review.

Vodafone Group Plc ⫶ H1 FY21 results

Notes to the unaudited condensed consolidated financial statements

Management considered the following reasonably possible changes in the key adjusted EBITDA1 and long-term growth rate assumptions, leaving all other assumptions unchanged. Due to increased uncertainty following the COVID-19 outbreak, management’s range of reasonably possible changes in the key adjusted EBITDA growth rate assumption is plus or minus 5 percentage points. The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table below.

Management believes that no reasonably possible or foreseeable change in the pre-tax adjusted discount rate or projected capital expenditure2 would cause the difference between the carrying value and recoverable amount for any cash-generating unit to be materially different to the base case disclosed below.

	Recoverable amount less carrying value
	Germany	Italy	Spain	Ireland	Romania
	€bn	€bn	€bn	€bn	€bn
Base case as at 30 September 2020	7.1	1.0	0.2	0.1	0.1
Change in projected adjusted EBITDA[1]
Decrease by 5pps	(3.3)	(1.5)	(1.3)	(0.4)	(0.2)
Increase by 5pps	19.4	4.0	2.0	0.7	0.3
Change in long-term growth rate
Decrease by 1pps	0.4	0.2	(0.4)	(0.1)	–
Increase by 1pps	16.8	2.1	1.1	0.3	0.2

Note:

1.	Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment review.

The carrying values for Vodafone UK, Portugal, Czech Republic and Hungary include goodwill arising from acquisitions and/or the purchase of operating licences or spectrum rights. The recoverable amounts for these operating companies are also not materially greater than their carrying values and accordingly are disclosed below.

If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognized in the period ended 30 September 2020.

	Change required for carrying value to equal recoverable amount
	UK	Portugal	Czech Republic	Hungary
	pps	pps	pps	pps
Pre-tax risk adjusted discount rate	0.5	1.3	1.6	1.2
Long-term growth rate	(0.5)	(1.3)	(1.6)	(1.4)
Projected adjusted EBITDA[1]	(1.0)	(2.8)	(3.6)	(2.5)
Projected capital expenditure[2]	2.2	6.1	12.7	6.8

Notes:

1.	Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment review.
2.	Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment review.

Vodafone Group Plc ⫶ H1 FY21 results

Notes to the unaudited condensed consolidated financial statements

4	Taxation

	Six months ended 30 September
	2020	2019
	€m	€m
United Kingdom corporation tax (expense)/income[1]
Current period	(17)	(14)
Adjustments in respect of prior periods	4	(10)
Overseas current tax (expense)/income
Current period	(470)	(474)
Adjustments in respect of prior periods	93	14
Total current tax expense	(390)	(484)

Deferred tax on origination and reversal of temporary differences
United Kingdom deferred tax	83	144
Overseas deferred tax	(183)	(1,040)
Total deferred tax expense	(100)	(896)
Total income tax expense	(490)	(1,380)

Note:

1.	UK operating profits are more than offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the €10.7 billion of spectrum payments to the UK government in 2000, 2013 and 2018.

The six months ended 30 September 2020 includes deferred tax on the use of Luxembourg losses of €188 million (2019: €200 million). The Group expects to use its losses in Luxembourg over a period of between 40 and 45 years and the losses in Germany over a period of between 9 and 16 years. The actual use of these losses and the period over which they may be used is dependent on many factors which may change. These factors include the level of profitability in both Luxembourg and Germany, changes in tax law and changes to the structure of the Group. Further details about the Group’s tax losses can be found in note 6 of the Group’s consolidated financial statements for the year ended 31 March 2020.

Overseas deferred tax expense for the six months ended 30 September 2019 includes a reduction in our deferred tax assets in Luxembourg of €868 million following a reduction in the Luxembourg corporate tax rate.

Vodafone Group Plc ⫶ H1 FY21 results

Notes to the unaudited condensed consolidated financial statements

5	Assets and liabilities held for sale

Assets and liabilities held for sale at 30 September 2020 comprise:

•	The Group’s 55% interest in Vodafone Egypt. On 29 January 2020, the Group signed a Memorandum of Understanding (‘MoU’) with Saudi Telecom Company (‘stc’) for the potential sale of Vodafone Egypt. Despite the expiry of the MoU, Vodafone expects to finalise the transaction in the near future; and

•	A 13.8% interest from our 42.0% stake in Indus Towers. Further details are provided in Note 13.

Assets and liabilities held for sale at 31 March 2020 comprised: (i) a 24.95% interest in Vodafone Hutchison Australia; and (ii) the Group’s 55% interest in Vodafone Egypt.

The relevant assets and liabilities are detailed in the table below.

	30 September	31 March
	2020	2020
	€m	€m
Non-current assets
Goodwill	100	107
Other intangible assets	367	379
Property, plant and equipment	969	916
Investments in associates and joint ventures	299	(412)
Trade and other receivables	12	15
	1,747	1,005

Current assets
Inventory	14	13
Taxation recoverable	3	3
Trade and other receivables	274	313
Cash and cash equivalents	274	273
	565	602
Total assets held for sale	2,312	1,607

Non-current liabilities
Long-term borrowings	52	57
Deferred tax liabilities	83	60
Provisions	3	5
	138	122

Current liabilities
Short-term borrowings	175	150
Taxation liabilities	52	116
Provisions	36	29
Trade and other payables	567	634
	830	929
Total liabilities held for sale	968	1,051

Vodafone Group Plc ⫶ H1 FY21 results

Notes to the unaudited condensed consolidated financial statements

6	Earnings per share

	Six months ended 30 September
	2020	2019
	Millions	Millions
Weighted average number of shares for basic earnings per share	29,535	29,410
Effect of dilutive potential shares: restricted shares and share options	75	–
Weighted average number of shares for diluted earnings per share	29,610	29,410

Earnings per share attributable to owners of the parent during the period

	Six months ended 30 September
	2020	2019
	€m	€m
Profit/(loss) for basic and diluted earnings per share	1,314	(2,128)

	eurocents	eurocents
Basic profit/(loss) per share	4.45	(7.24)
Diluted profit/(loss) per share	4.44	(7.24)

7	Equity dividends

	Six months ended 30 September
	2020	2019
	€m	€m
Declared during the financial period:
Final dividend for the year ended 31 March 2020: 4.50 eurocents per share (2019: 4.16 eurocents per share)	1,205	1,112
Proposed after the end of the reporting period and not recognised as a liability:
Interim dividend for the year ending 31 March 2021: 4.50 eurocents per share (2020: 4.50 eurocents per share)	1,207	1,205

Vodafone Group Plc ⫶ H1 FY21 results

Notes to the unaudited condensed consolidated financial statements

8	Investment in subsidiaries

This note provides details of the acquisitions and disposals during the period as well as those in the prior period.

Acquisitions

The aggregate cash consideration in respect of purchases in subsidiaries, net of cash acquired, is as follows:

	Six months ended 30 September
	2020	2019
	€m	€m
Cash consideration paid
Other acquisitions	136	29
European Liberty Global assets	–	10,295
Net cash acquired	–	(122)
	136	10,202

Other acquisitions

In the current period, the Group paid €136 million in respect of acquisitions completed in prior periods.

During the six months ended 30 September 2019, the Group completed certain acquisitions for an aggregate consideration of €185 million, of which €29 million was paid in cash in that period. The aggregate fair values of goodwill, identifiable assets and liabilities of the acquired operations were €182 million, €50 million and €47 million, respectively.

Acquisition of European Liberty Global assets

In the comparative period, on 31 July 2019, the Group completed the acquisition of a 100% interest in Unitymedia GmBH (‘Unitymedia’) and Liberty Global’s operations (excluding its ‘Direct Home’ business) in the Czech Republic (‘UPC Czech’), Hungary (‘UPC Hungary’) and Romania (‘UPC Romania’) for an aggregate net cash consideration of €10,295 million. The primary reason for acquiring the business was to create a converged national provider of digital infrastructure in Germany, together with creating converged communications operators in the Czech Republic, Hungary and Romania.

The purchase price allocation is set out in the table below.

31 March 2020
Fair value
€m
Net assets acquired
Identifiable intangible assets[1]	5,818
Property, plant and equipment[2]	4,737
Inventory	2
Trade and other receivables	856
Other investments	2
Cash and cash equivalents	109
Current and deferred taxation	(1,904)
Short and long-term borrowings	(9,527)
Trade and other payables	(1,066)
Post employment benefits	(40)
Provisions	(178)
Net identifiable liabilities acquired	(1,191)
Goodwill[3]	11,504
Total consideration[4]	10,313

Notes:

1.	Identifiable intangible assets of €5,818 million consisted of customer relationships of €5,569 million, brand of €71 million and software of €178 million.

2.	Includes Right-of-use assets.

3.	The goodwill is attributable to future profits expected to be generated from new customers and the synergies expected to arise after the Group’s acquisition of the businesses.

4.	Transaction costs of €58 million were charged in the Group’s consolidated income statement in the six months ended 30 September 2019.

From the date of acquisition to 30 September 2019, the acquired entities contributed €491 million of revenue and a loss of €11 million towards the loss before tax of the Group. If the acquisition had taken place at the beginning of the prior financial period, revenue would have been €22,940 million and the loss before tax would have been €481 million in the comparative period.

Vodafone Group Plc ⫶ H1 FY21 results

Notes to the unaudited condensed consolidated financial statements

Disposals

The difference between the carrying value of the net assets disposed of and the fair value of consideration received is recorded as a gain or loss on disposal. Foreign exchange translation gains or losses relating to subsidiaries that the Group has disposed of, and that have previously been recorded in other comprehensive income or expense, are also recognised as part of the gain or loss on disposal.

Vodafone New Zealand

In the comparative period, on 31 July 2019, the Group sold its 100% interest in Vodafone New Zealand Limited (‘Vodafone New Zealand’) for consideration of NZD $3.4 billion (€2.0 billion). The table below summarises the net assets disposed and the resulting net gain on disposal of €1.1 billion.

31 March 2020
€m
Goodwill	(243)
Other intangible assets	(155)
Property, plant and equipment[1]	(783)
Inventory	(29)
Trade and other receivables	(244)
Investments in associates and joint ventures	(4)
Current and deferred taxation	(11)
Short and long-term borrowings	215
Trade and other payables	261
Provisions	35
Net assets disposed	(958)
Net cash proceeds arising from the transaction	2,023
Other effects[2]	13
Net gain on transaction[3]	1,078

Notes:

1.	Includes Right-of-use assets.

2.	Includes €59 million of recycled foreign exchange losses.

3.	Recorded within Other income in the Consolidated income statement.

Vodafone Group Plc ⫶ H1 FY21 results

Notes to the unaudited condensed consolidated financial statements

9	Investment in associates and joint ventures

	30 September	31 March
	2020	2020
	€m	€m
VodafoneZiggo Group Holding B.V.	1,457	1,630
INWIT S.p.A.	2,914	3,345
Indus Towers Limited	620	766
TPG Telecom Limited / Vodafone Hutchison Australia Pty Limited	22	(466)
Other	40	48
Investment in joint ventures[1,2]	5,053	5,323
Investment in associates	375	508
	5,428	5,831

Notes:

1.	Includes the financing structure agreed at the time of the merger.

2.	In the year ended 31 March 2020, the Group’s interest in Vodafone Idea Limited was reduced to €nil.

TPG Telecom Limited / Vodafone Hutchison Australia Pty Limited

On 13 July 2020, Vodafone announced that Vodafone Hutchison Australia Pty Limited (‘VHA’) and TPG Telecom Limited (‘TPG’) completed their merger to establish a fully integrated telecommunications operator in Australia. The merged entity was admitted to the Australian Securities Exchange (‘ASX’) on 30 June 2020 and is known as TPG Telecom Limited. Vodafone and Hutchison Telecommunications (Australia) Limited each own an economic interest of 25.05% in the merged unit, with the remaining 49.9% listed as free float on the ASX.

The Group recorded a gain of €1,043 million in relation to the merger, which is reported in Other income within the Consolidated income statement.

INWIT S.p.A.

On 23 April 2020, the Group completed the sale of 41.7 million shares of Infrastrutture Wireless Italiane S.p.A. (‘INWIT’), equal to approximately 4.3% of INWIT's share capital, for €400 million. A gain of €13 million in relation to the disposal has been recorded within Other income and expense in the Consolidated Income Statement. The Group continues to hold 33.2% of INWIT’s equity shares and INWIT continues to be a joint venture of the Group.

Indus Towers Limited

On 1 September 2020, the Group announced that it had agreed to proceed with the merger of Indus Towers Limited (‘Indus’) and Bharti Infratel Limited (‘Bharti Infratel’, together the ‘Combined Company’). As a result of the merger, subject to any agreed closing adjustments, the Group expects to receive a 28.2% interest in the Combined Company, which will be accounted for using the equity method. Further details are provided in Note 13.

10	Reconciliation of net cash flow from operating activities

	Six months ended 30 September
	2020	2019
	€m	€m
Profit/(loss) for the financial period	1,555	(1,891)
Investment income	(183)	(281)
Financing costs	1,610	1,369
Income tax expense	490	1,380
Operating profit	3,472	577
Adjustments for:
Share-based payments and other non-cash charges	86	78
Depreciation and amortisation	6,869	6,782
Loss on disposal of property, plant and equipment and intangible assets	14	24
Share of result of equity accounted associates and joint ventures	(260)	2,601
Other income	(1,055)	(1,024)
Increase in inventory	(31)	(6)
Increase in trade and other receivables	(15)	(1,069)
Decrease in trade and other payables	(2,538)	(1,341)
Cash generated by operations	6,542	6,622
Taxation	(533)	(483)
Net cash flow from operating activities	6,009	6,139

Vodafone Group Plc ⫶ H1 FY21 results

Notes to the unaudited condensed consolidated financial statements

11	Related party transactions

Transactions with joint arrangements and associates

Related party transactions with the Group’s joint arrangements and associates primarily consists of fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these unaudited condensed consolidated financial statements except as disclosed below.

	Six months ended 30 September
	2020	2019
	€m	€m
Sales of goods and services to associates	7	12
Purchase of goods and services from associates	3	-
Sales of goods and services to joint arrangements	100	99
Purchase of goods and services from joint arrangements	90	88
Interest income receivable from joint arrangements[1]	29	45
Interest expense payable to joint arrangements[2]	29	-

	30 September	31 March
	2020	2020
	€m	€m
Trade balances owed:
by associates	3	4
to associates	3	4
by joint arrangements	94	157
to joint arrangements	23	37
Other balances owed by joint arrangements[1]	894	1,083
Other balances owed to joint arrangements[2]	1,673	2,017

Notes:

1.	Amounts arise primarily through VodafoneZiggo, TPG Telecom Limited and INWIT S.p.A. Interest is charged in line with market rates.

2.	Amounts for the period ended 30 September 2020 and the year ended 31 March 2020 are primarily in relation to leases of tower space from INWIT S.p.A.

In the six months ended 30 September 2020 the Group made contributions to defined benefit pension schemes of €99 million (2019: €11 million). In addition, €1.0 million of dividends were paid to Board and Executive Committee members (2019: €0.7 million). Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.

12	Fair value of financial instruments

The table below sets out the financial instruments held at fair value by the Group.

	30 September	31 March
	2020	2020
	€m	€m
Financial assets at fair value:
Money market funds (included within Cash and cash equivalents)[1]	4,735	9,135
Debt and equity securities (included within Other investments)[2]	6,009	5,226
Derivative financial instruments (included within Trade and other receivables)[2]	4,815	9,176
Trade receivables at fair value through Other comprehensive income (included within Trade and other receivables)[2]	1,030	817
	16,589	24,354
Financial liabilities at fair value:
Derivative financial instruments (included within Trade and other payables)[2]	5,444	4,767
	5,444	4,767

Notes:

1.	Items are measured at fair value and the valuation basis is Level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets.

2.	Quoted debt and equity securities of €3,411 million (31 March 2020: €2,698 million) are Level 1 classification which comprises items where fair value is determined by unadjusted quoted prices in active markets. All balances other than quoted securities are Level 2 classification which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

The fair value of the Group’s financial assets and financial liabilities held at amortised cost approximate to fair value with the exception of long-term bonds with a carrying value of €47,204 million (31 March 2020: €47,500 million) and a fair value of €51,865 million (31 March 2020: €48,216 million). Fair value is based on Level 1 of the fair value hierarchy using quoted market prices.

Vodafone Group Plc ⫶ H1 FY21 results

Notes to the unaudited condensed consolidated financial statements

13	Commitments, contingent liabilities and legal proceedings

There have been no material changes to the Group’s commitments, contingent liabilities or legal proceedings during the period, except as disclosed below.

Vodafone Idea

As part of the agreement to merge Vodafone India and Idea Cellular, the parties agreed a mechanism for payments between the Group and Vodafone Idea Limited (‘VIL’) pursuant to the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, including the AGR case, and refunds relating to Vodafone India and Idea Cellular.

Cash payments or cash receipts relating to the aforementioned matters must have been made or received by VIL before any amount becomes due from or owed to the Group. Any future payments by the Group to VIL as a result of this agreement would only be made after satisfaction of this and other contractual conditions. The Group’s potential exposure under this mechanism is capped at INR 84 billion (€973 million).

Having considered the payments made and refunds received by VIL in relation to certain contingent liabilities relating to Vodafone India and Idea Cellular, including those relating to the AGR case, and the significant uncertainties in relation to VIL’s ability to settle all liabilities relating to the AGR judgement, the Group assessed a cash outflow of €235 million under the agreement to be probable at 31 March 2020. This amount was cash settled in the six months ended 30 September 2020. No further case payments are considered probable at 30 September 2020.

Indus Towers merger

Under the terms of the agreement to merge Indus and Bharti Infratel into a ‘Combined Company’, and, save for the prepayment below, subject to the initial dividend of INR 48 billion being paid by the Combined Company to its shareholders within 3 months of completion, a security package will be provided for the benefit of the Combined Company which can be invoked in the event that Vodafone Idea Limited (‘VIL’) is unable to satisfy certain payment obligations under its Master Services Agreements with the Combined Company (the ‘MSAs’).  The security package includes:

•	A prepayment in cash of INR 24 billion (€277 million) to be made at completion of the transaction by Vodafone Idea to the Combined Company in respect of its payment obligations that are undisputed, due and payable under the MSAs after the merger closing;

•	A primary pledge over 190.7m shares owned by Vodafone in the Combined Company with a value of INR 33 billion[1] (€386 million); and

•	A secondary pledge over shares owned by Vodafone in the Combined Company (ranking behind Vodafone's existing lenders for the €1.3 billion loan (‘the Loan’) utilised to fund Vodafone's contribution to the Vodafone Idea rights issue in 2019) with a maximum liability cap of INR 42.5 billion (€491 million).

In the event of non-payment of relevant MSA obligations by VIL and once the prepayment amount is exhausted in full, the Combined Company will have recourse to the primary pledge shares and, after repayment of the Loan, any secondary pledged shares, up to the value of the liability cap. VIL’s ability to make ongoing MSA payments to the Combined Company depends on a number of factors including its ability to raise additional funding.

1 As valued at 30 September 2020.

Vodafone Group Plc ⫶ H1 FY21 results

Notes to the unaudited condensed consolidated financial statements

Indian tax cases

In August 2007 and September 2007, Vodafone India Limited (‘Vodafone India’) and Vodafone International Holdings BV (‘VIHBV’) respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned Cayman Island incorporated subsidiary that indirectly held interests in Vodafone India. Following approximately five years of litigation in the Indian courts in which VIHBV sought to set aside the tax demand issued by the Indian tax authority, in January 2012 the Supreme Court of India handed down its judgement, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Supreme Court of India quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest.

On 28 May 2012 the Finance Act 2012 became law. The Finance Act 2012, which amended various provisions of the Income Tax Act 1961 with retrospective effect, contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further, it sought to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. VIHBV received a letter on 3 January 2013 from the Indian tax authority reminding it of the tax demand raised prior to the Supreme Court of India’s judgement and purporting to update the interest element of that demand to a total amount of INR142 billion, which included principal and interest as calculated by the Indian tax authority but did not include penalties.

On 10 January 2014, VIHBV served an amended trigger notice on the Indian Government under the Netherlands-India Bilateral Investment Treaty (‘Dutch BIT’), supplementing a trigger notice filed on 17 April 2012, immediately prior to the Finance Act 2012 becoming effective, to add claims relating to an attempt by the Indian Government to tax aspects of the transaction with HTIL under transfer pricing rules. A trigger notice announces a party’s intention to submit a claim to arbitration and triggers a cooling off period during which both parties may seek to resolve the dispute amicably. Notwithstanding their attempts, the parties were unable to amicably resolve the dispute within the cooling off period stipulated in the Dutch BIT. On 17 April 2014, VIHBV served its notice of arbitration under the Dutch BIT, formally commencing the Dutch BIT arbitration proceedings. In June 2016, the tribunal was fully constituted with Sir Franklin Berman KCMG QC appointed as presiding arbitrator. The Indian Government raised objections to the application of the treaty to VIHBV’s claims and to the jurisdiction of the tribunal under the Dutch BIT. On 19 June 2017, the tribunal decided to try both these jurisdictional objections along with the merits of VIHBV’s claim in February 2019. Further attempts by the Indian Government to have the jurisdiction arguments heard separately also failed. VIHBV filed its response to India’s defence in July 2018 and India responded in December 2018. The arbitration hearing took place in February 2019. The tribunal issued the award on 25 September 2020 and unanimously ruled in Vodafone’s favour. The Indian Government has three months to decide whether to apply to the Singapore court to set aside the award.

Separately, on 15 June 2015, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a trigger notice on the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’) in respect of retrospective tax claims under the Income Tax Act 1961 (as amended by the Finance Act 2012). Although relating to the same underlying facts as the claim under the Dutch BIT, the claim brought by Vodafone Group Plc and Vodafone Consolidated Holdings Limited is a separate and distinct claim under a different treaty. On 24 January 2017, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a Notice of Arbitration on the Indian Government formally commencing the arbitration.

The Indian Government considers the arbitration under the UK BIT to be an abuse of process but this is strongly denied by Vodafone. On 22 August 2017, the Indian Government obtained an injunction from the Delhi High Court preventing Vodafone from progressing the UK BIT arbitration. Vodafone applied to dismiss it. On 26 October 2017, the Delhi High Court varied its order to permit Vodafone to participate in the formation of the UK BIT tribunal. The UK BIT tribunal now consists of Marcelo Kohen, an Argentinian national and professor of international law in Geneva (appointed by India), Neil Kaplan, a British national (appointed by Vodafone Group Plc) and Professor Campbell McLachlan QC, a New Zealand national (appointed by the parties as presiding arbitrator). On 7 May 2018, the Delhi High Court dismissed the injunction. The Indian Government appealed the decision and hearings took place from 2018 to 2020, with frequent adjournments. In the meantime, Vodafone has undertaken to take no steps advancing the UK BIT pending resolution of the Indian Government’s appeal. The Delhi High Court will decide how to deal with these proceedings in light of the Government’s intentions concerning any application to set aside the Dutch BIT in Singapore. Vodafone will seek to maintain the UK BIT pending expiry of the three month period for the India Government to make that application.

Vodafone Group Plc ⫶ H1 FY21 results

Notes to the unaudited condensed consolidated financial statements

Indian regulatory cases

Adjusted Gross Revenue (‘AGR’) dispute before the Supreme Court of India: Union of India v Association of Unified Telecom Service Providers of India

The Department of Telecommunications (‘DoT’) has been in dispute with telecom service providers in India for over a decade concerning the correct interpretation of licence provisions for fees based on AGR, a concept that is used in the calculation of licence and other fees payable by telecom service providers. On an appeal to the Supreme Court from a decision of the Telecommunications Dispute Settlement Appellate Tribunal (‘TDSAT’) substantially upholding the telecom service providers’ interpretation of AGR, the Supreme Court on 24 October 2019 held against the telecom service providers, including VIL. The Supreme Court’s ruling in favour of the DoT rendered the telecom service providers, including VIL, liable for principal, interest, penalties and interest on penalties on demands of the DoT in relation to licence fees. The DoT demands became due and payable within three months of the Supreme Court judgement.

In November 2019, the DoT issued an order for the AGR judgement debt to be determined through self-assessment and paid on or before 23 January 2020. VIL and other operators filed review petitions against the judgement, which were heard and dismissed on 16 January 2020. On 23 January 2020, the DoT announced that it would not take coercive action against telecom service providers which have not repaid their respective AGR judgement debts. Consequently, VIL and others did not pay any amount to the DoT. On 14 February 2020, after hearing applications from VIL and other operators, the Supreme Court ordered the DoT to withdraw its non-coercive order as well as requiring all Directors of VIL and other relevant operators to show cause as to why contempt proceedings should not be brought against them. On 17 February, 20 February, 16 March and 16 July 2020, VIL made payments totalling INR 78.5 billion (€0.9 billion) to the DoT. In September 2020, the Supreme Court directed that telecom operators make payment of 10% of the total dues by 31 March 2021 and thereafter repay the balance, along with 8% interest, in 10 annual instalments commencing from 1 April 2021 to 31 March 2031, payable by 31 March of every succeeding financial year.

Based on submissions of the DoT in the Supreme Court proceedings (which the Group is unable to confirm as to their accuracy), Vodafone Idea reported a total estimated liability of INR 654 billion (€7.6 billion) excluding repayments and including interest, penalty and interest on penalty up to 30 June 2020.

One time spectrum charges: Vodafone India v Union of India

The Indian Government sought to impose one-time spectrum charges of approximately €400 million on certain operating subsidiaries of Vodafone India. Vodafone India filed a petition before the TDSAT challenging the one-time spectrum charges on the basis that they are illegal, violate Vodafone India’s licence terms and are arbitrary, unreasonable and discriminatory. The tribunal stayed enforcement of the Government’s spectrum demand pending resolution of the dispute. In July 2019, the TDSAT upheld the demand, in part, and in October 2019 VIL filed an appeal which was heard in the Supreme Court in March 2020. The Court rejected VIL’s appeal, upholding the TDSAT order. The Government has also filed an appeal along with an application to stay the TDSAT order. The hearing took place in early November 2020 in which the Supreme Court, while issuing notice to Vodafone India on Government’s appeal and stay application, has granted it two weeks’ time to submit its reply. The next hearing is expected to take place in the end of November 2020.

Other Indian regulatory cases

Litigation remains pending in the TDSAT, High Courts and the Supreme Court of India in relation to a number of significant regulatory issues including mobile termination rates, spectrum and licence fees, licence extension and 3G intracircle roaming.

Other cases in the Group

Patent litigation - UK

On 22 February 2019, IPCom sued Vodafone Group Plc and Vodafone Limited for alleged patent infringement of two patents claimed to be essential to UMTS and LTE network standards. If IPCom could have established that one or more of its patents were valid and infringed, it could have sought an injunction against the UK network if a global licence for the patents was not agreed. The Court ordered expedited trials of the infringement and validity issues. The trial on the first patent was in November 2019 and removed the risk of injunction so IPCom gave up the trial on the second patent listed for May 2020. Both IPCom and Vodafone are appealing certain aspects of the judgement from the first trial. The appeal hearing is listed for January 2021.

Vodafone Group Plc ⫶ H1 FY21 results

Notes to the unaudited condensed consolidated financial statements

Italy: Iliad v Vodafone Italy

In August 2019, Iliad filed a claim for €500 million against Vodafone Italy in the Civil Court of Milan. The claim alleges anti-competitive behaviour in relation to portability and certain advertising campaigns by Vodafone Italy. Preliminary hearings have taken place, including one at which the Court rejected Iliad’s application for a cease and desist order against alleged misleading advertising by Vodafone. The main hearing on the merits of the claim is scheduled for 15 December 2020.

Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece, Vodafone Group Plc and certain Directors and Officers of Vodafone

In December 2013, Mr. and Mrs. Papistas, and companies owned or controlled by them, brought three claims in the Greek court in Athens against Vodafone Greece, Vodafone Group Plc and certain Directors and officers of Vodafone Greece and Vodafone Group Plc for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Approximately €1.0 billion of the claim was directed exclusively at two former Directors of Vodafone. The balance of the claim (approximately €285.5 million) was sought from Vodafone Greece and Vodafone Group Plc on a joint and several basis. Both cases were adjourned to a hearing in September 2018, at which the plaintiffs withdrew all of their claims against Vodafone and its Directors. On 31 December 2018, the plaintiff filed a new, much lower value claim against Vodafone Greece, removing the individual Directors and Vodafone Group Plc as defendants. On 5 April 2019, Mr Papistas withdrew this latest lawsuit, but in October 2019 filed several new cases against Vodafone Greece with a total value of approximately €330 million. Vodafone filed a counter claim and all claims were heard in February 2020. Mr Papistas’ claims have been rejected by the Court as Mr Papistas did not make the stamp duty payments required to have the case considered. Vodafone Greece’s counter claim was also rejected. Mr Papistas and Vodafone Greece have each respectively filed appeals and the hearing on these appeals will take place in October 2021.

Netherlands: Consumer credit/handset case

In February 2016, the Dutch Supreme Court ruled on the Dutch implementation of the EU Consumer Credit Directive and “instalment sales agreements” (a Dutch law concept), holding that bundled “all-in” mobile subscription agreements (i.e. device along with mobile services) are considered consumer credit agreements. As a result, Vodafone Ziggo, together with the industry, has been working with the Ministry of Finance and the Competition Authority on compliance requirements going forward for such offers. The ruling also has retrospective effect. A number of small claims were submitted by individual customers in the small claims courts. On 15 February 2018, Consumentenbond (a claims agency) initiated collective claim proceedings against VodafoneZiggo, Tele2, T-Mobile and now KPN. A settlement agreement was signed with the claims agency and the Dutch Consumer Federation in October 2020. As a result, the collective claim proceedings against VodafoneZiggo have been withdrawn.

UK: Phones 4U in Administration v Vodafone Limited and Vodafone Group Plc and Others

In December 2018 the administrators of former UK indirect seller Phones 4U sued the three main UK mobile network operators (MNOs), including Vodafone, and their parent companies. The administrators allege a conspiracy between the MNOs to pull their business from Phones 4U thereby causing its collapse. The value of the claim is not pleaded but we understand it to be the total value of the business, possibly around £1 billion. Vodafone’s alleged share of the liability is also not pleaded. Vodafone filed its defence on 18 April 2019, along with several other defendants, and the Administrators filed their Replies in October 2019. Case management hearings took place in March and July 2020. Vodafone and others are appealing one aspect of the judge’s Order regarding the scope of disclosure. The Court of Appeal hearing is in January 2021. The judge has also ordered that there should be a split trial between liability and damages. The first trial will start in May 2022.

14	Subsequent events

On 4 November 2020, Vodafone Egypt, which is classified as held for sale by the Group, acquired 40 MHz of 2.6 GHz TDD spectrum from the National Telecommunications Regulatory Authority. The acquired spectrum has a 10 year licence term through to 2030. Payments will be phased over 3 years, with an initial payment of $270 million (€230 million) upon receipt of the spectrum and two further payments of $135 million (€115 million) due in 2021 and 2022 respectively.

Vodafone Group Plc ⫶ H1 FY21 results

Use of non-GAAP financial information

In the discussion of the Group’s reported operating results, non-GAAP performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons:

•	It is used for internal performance reporting;

•	It is used in setting director and management remuneration; and

•	It is useful in connection with discussion with the investment community.

Adjusted EBITDA

We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted EBIT, adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments.

Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance.

Adjusted EBITDA is operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal for owned fixed assets and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Group adjusted EBIT, adjusted operating profit, adjusted net financing costs and adjusted earnings per share

Group adjusted EBIT and adjusted operating profit exclude impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, other operating income and expense and other significant one-off items. Adjusted EBIT also excludes the share of results in associates and joint ventures. Adjusted net financing costs exclude mark to market and foreign exchange gains/losses and interest on lease liabilities. Adjusted earnings per share reflects the exclusions of adjusted EBIT and adjusted net financing costs, together with related tax effects.

We believe that it is both useful and necessary to report these measures for the following reasons:

•	These measures are used for internal performance reporting;

•	These measures are used in setting director and management remuneration; and

•	They are useful in connection with discussion with the investment community and debt rating agencies.

Vodafone Group Plc ⫶ H1 FY21 results

Use of non-GAAP financial information

Cash flow measures

In presenting and discussing our reported results, free cash flow (pre-spectrum and restructuring), free cash flow and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate these measures to investors and other interested parties, for the following reasons:

•	Free cash flow (pre-spectrum and restructuring) and free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow (pre-spectrum and restructuring) and capital additions do not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases;

•	Free cash flow facilitates comparability of results with other companies, although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•	These measures are used by management for planning, reporting and incentive purposes; and

•	These measures are useful in connection with discussion with the investment community and debt rating agencies.

Other

Certain of the statements within the Strategic review contain forward-looking non-GAAP performance measures for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Certain of the statements within the section titled “Outlook” on page 13 contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

Organic growth

All amounts in this document marked with an “*” represent organic growth, which presents performance on a comparable basis in terms of merger and acquisition activity and movements in foreign exchange rates.

Whilst this measure is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

•	It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•	It is used for internal performance analysis; and

•	It facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Reconciliations of organic growth to reported growth are shown where used or in the tables overleaf.

Vodafone Group Plc ⫶ H1 FY21 results

Use of non-GAAP financial information

Reconciliation between non-GAAP performance measures and closest equivalent GAAP measure

The location of the reconciliation between the non-GAAP performance measures in this document and the nearest closest equivalent GAAP measure is shown below.

Non-GAAP performance measure	Closest equivalent GAAP measure	Reconciled on page
Group service revenue	Revenue	66
Organic Group service revenue growth	Revenue	66
Adjusted EBITDA	Operating profit	14
Organic adjusted EBITDA growth	Operating profit	65
Adjusted EBIT	Operating profit	14
Adjusted operating profit	Operating profit	14
Adjusted net financing costs	Net financing costs	24
Adjusted profit attributable to owners of the parent	Profit attributable to owners of the parent	14
Adjusted earnings per share	Basic earnings per share	25
Operating free cash flow	Cash inflow from operating activities	28
Free cash flow (pre-spectrum and restructuring)	Cash inflow from operating activities	28
Free cash flow	Cash inflow from operating activities	28
Net debt	Borrowings	29
Ratio of net debt to adjusted EBITDA	-	29
Return on Capital Employed (‘ROCE’)	-	30

Vodafone Group Plc ⫶ H1 FY21 results

Use of non-GAAP financial information

Six months ended 30 September

				Other
	H1 FY21	H1 FY20	Reported growth	activity (incl. M&A)	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Revenue
Germany	6,371	5,590	14.0	(14.4)	–	(0.4)
Italy	2,506	2,709	(7.5)	0.3	–	(7.2)
UK	2,983	3,151	(5.3)	–	0.8	(4.5)
Spain	2,050	2,161	(5.1)	–	–	(5.1)
Other Europe	2,720	2,690	1.1	(4.9)	1.5	(2.3)
Eliminations	(47)	(76)
Europe	16,583	16,225	2.2	(5.6)	0.4	(3.0)
Vodacom	2,423	2,734	(11.4)	–	15.3	3.9
Other Markets	1,898	2,351	(19.3)	19.2	8.6	8.5
Of which: Turkey	1,043	1,156	(9.8)	–	21.8	12.0
Of which: Egypt	760	694	9.5	–	(3.8)	5.7
Other	656	787	(16.5)	–	0.1	(16.4)
Eliminations	(133)	(158)
Group	21,427	21,939	(2.3)	(2.7)	3.2	(1.8)
Adjusted EBITDA
Germany	2,844	2,352	20.9	(19.6)	–	1.3
Italy	800	1,006	(20.5)	9.4	–	(11.1)
UK	636	658	(3.3)	–	1.0	(2.3)
Spain	488	460	6.1	(0.1)	–	6.0
Other Europe	870	872	(0.2)	(3.6)	1.6	(2.2)
Europe	5,638	5,348	5.4	(7.0)	0.4	(1.2)
Vodacom	891	1,019	(12.6)	–	16.2	3.6
Other Markets	613	755	(18.8)	12.5	6.8	0.5
Of which: Turkey	283	309	(8.4)	–	23.1	14.7
Of which: Egypt	316	329	(4.0)	(3.7)	(2.7)	(10.4)
Other	(119)	(17)	600.0	(0.2)	(40.4)	559.4
Group	7,023	7,105	(1.2)	(4.2)	3.5	(1.9)

Percentage point change in adjusted EBITDA margin
Germany	44.6%	42.1%	2.5	(1.8)	–	0.7
Italy	31.9%	37.1%	(5.2)	3.8	–	(1.4)
UK	21.3%	20.9%	0.4	–	–	0.4
Spain	23.8%	21.3%	2.5	–	–	2.5
Other Europe	32.0%	32.4%	(0.4)	0.5	–	0.1
Europe	34.0%	33.0%	1.0	(0.4)	–	0.6
Vodacom	36.8%	37.3%	(0.5)	–	0.4	(0.1)
Other Markets	32.3%	32.1%	0.2	(2.0)	(0.7)	(2.5)
Of which: Turkey	27.1%	26.7%	0.4	–	0.2	0.6
Of which: Egypt	41.6%	47.4%	(5.8)	(1.6)	0.3	(7.1)
Group	32.8%	32.4%	0.4	(0.6)	0.1	(0.1)

Vodafone Group Plc ⫶ H1 FY21 results

Use of non-GAAP financial information

Six months ended 30 September

				Other
			Reported	activity	Foreign	Organic
	H1 FY21	H1 FY20	growth	(incl. M&A)	exchange	growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	5,723	4,961	15.4	(15.5)	–	(0.1)
Mobile service revenue	2,503	2,549	(1.8)	(0.2)	–	(2.0)
Fixed service revenue	3,220	2,412	33.5	(32.0)	–	1.5
Italy	2,249	2,424	(7.2)	–	–	(7.2)
Mobile service revenue	1,638	1,839	(10.9)	(0.1)	–	(11.0)
Fixed service revenue	611	585	4.4	–	–	4.4
UK	2,401	2,451	(2.0)	–	0.8	(1.2)
Mobile service revenue	1,700	1,785	(4.8)	–	0.8	(4.0)
Fixed service revenue	701	666	5.3	–	1.0	6.3
Spain	1,880	1,966	(4.4)	–	–	(4.4)
Other Europe	2,411	2,392	0.8	(4.6)	1.4	(2.4)
Of which: Ireland	396	424	(6.6)	0.2	–	(6.4)
Of which: Portugal	495	492	0.6	(0.1)	–	0.5
Of which: Greece	421	455	(7.5)	0.1	–	(7.4)
Eliminations	(47)	(74)
Europe	14,617	14,120	3.5	(6.1)	0.4	(2.2)
Vodacom	1,949	2,217	(12.1)	–	14.4	2.3
Of which: South Africa	1,398	1,589	(12.0)	–	19.1	7.1
Of which: International operations	563	628	(10.4)	–	5.3	(5.1)
Other Markets	1,679	2,024	(17.0)	17.9	8.1	9.0
Of which: Turkey	855	933	(8.4)	–	22.2	13.8
Of which: Egypt	730	669	9.1	–	(3.7)	5.4
Other	219	240	(8.8)	–	0.4	(8.4)
Eliminations	(46)	(57)
Total service revenue	18,418	18,544	(0.7)	(3.1)	3.0	(0.8)
Other revenue	3,009	3,395	(11.4)	0.4	4.0	(7.0)
Revenue	21,427	21,939	(2.3)	(2.7)	3.2	(1.8)

Other growth metrics
Germany - Retail revenue	5,557	4,762	16.7	(16.2)	–	0.5
Italy - Operating expenses	(627)	(552)	13.6	(19.1)	–	(5.5)
Spain - Operating expenses	(510)	(566)	(9.9)	–	–	(9.9)
UK - Operating expenses	(774)	(870)	(11.0)	–	0.7	(10.3)

Vodafone Group Plc ⫶ H1 FY21 results

Use of non-GAAP financial information

Quarter ended 30 September

				Other
			Reported	activity	Foreign	Organic
	Q2 FY21	Q2 FY20	growth	(incl. M&A)	exchange	growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,883	2,696	6.9	(7.0)	–	(0.1)
Mobile service revenue	1,277	1,289	(0.9)	(0.1)	–	(1.0)
Fixed service revenue	1,606	1,407	14.1	(13.5)	–	0.6
Italy	1,129	1,226	(7.9)	(0.1)	–	(8.0)
Mobile service revenue	823	934	(11.9)	–	–	(11.9)
Fixed service revenue	306	292	4.8	–	–	4.8
UK	1,208	1,218	(0.8)	–	0.3	(0.5)
Mobile service revenue	854	888	(3.8)	–	0.2	(3.6)
Fixed service revenue	354	330	7.3	–	0.5	7.8
Spain	960	978	(1.8)	–	–	(1.8)
Other Europe	1,240	1,264	(1.9)	(1.0)	1.1	(1.8)
Of which: Ireland	201	215	(6.5)	0.4	–	(6.1)
Of which: Portugal	255	254	0.4	(0.1)	–	0.3
Of which: Greece	222	237	(6.3)	0.2	–	(6.1)
Eliminations	(30)	(44)
Europe	7,390	7,338	0.7	(2.8)	0.3	(1.8)
Vodacom	999	1,139	(12.3)	–	15.5	3.2
Of which: South Africa	720	811	(11.2)	–	18.9	7.7
Of which: International operations	284	329	(13.7)	–	8.8	(4.9)
Other Markets	839	988	(15.1)	10.1	14.0	9.0
Of which: Turkey	425	499	(14.8)	–	28.7	13.9
Of which: Egypt	369	356	3.7	–	1.2	4.9
Other	110	117	(6.0)	–	0.7	(5.3)
Eliminations	(30)	(32)
Total service revenue	9,308	9,550	(2.5)	(1.3)	3.4	(0.4)
Other revenue	1,613	1,736	(7.1)	0.3	4.5	(2.3)
Revenue	10,921	11,286	(3.2)	(1.1)	3.6	(0.7)

Other growth metrics
Germany - Retail revenue	2,802	2,594	8.0	(7.4)	–	0.6

Vodafone Group Plc ⫶ H1 FY21 results

Use of non-GAAP financial information

Quarter ended 30 June

				Other
			Reported	activity	Foreign	Organic
	Q1 FY21	Q1 FY20	growth	(incl. M&A)	exchange	growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,840	2,265	25.4	(25.4)	–	–
Mobile service revenue	1,226	1,260	(2.7)	(0.3)	–	(3.0)
Fixed service revenue	1,614	1,005	60.6	(58.2)	–	2.4
Italy	1,120	1,198	(6.5)	–	–	(6.5)
Mobile service revenue	815	905	(9.9)	(0.1)	–	(10.0)
Fixed service revenue	305	293	4.1	–	–	4.1
UK	1,193	1,233	(3.2)	–	1.3	(1.9)
Mobile service revenue	846	897	(5.7)	–	1.4	(4.3)
Fixed service revenue	347	336	3.3	–	1.5	4.8
Spain	920	988	(6.9)	–	–	(6.9)
Other Europe	1,171	1,128	3.8	(8.6)	1.7	(3.1)
Of which: Ireland	195	209	(6.7)	(0.1)	–	(6.8)
Of which: Portugal	240	238	0.8	(0.1)	–	0.7
Of which: Greece	199	218	(8.7)	(0.1)	–	(8.8)
Eliminations	(17)	(30)
Europe	7,227	6,782	6.6	(9.7)	0.5	(2.6)
Vodacom	950	1,078	(11.9)	–	13.4	1.5
Of which: South Africa	678	778	(12.9)	–	19.3	6.4
Of which: International operations	279	299	(6.7)	–	1.5	(5.2)
Other Markets	840	1,036	(18.9)	24.6	3.4	9.1
Of which: Turkey	430	434	(0.9)	–	14.7	13.8
Of which: Egypt	361	313	15.3	–	(9.3)	6.0
Other	109	123	(11.4)	–	0.1	(11.3)
Eliminations	(16)	(25)
Total service revenue	9,110	8,994	1.3	(5.1)	2.5	(1.3)
Other revenue	1,396	1,659	(15.9)	0.4	3.6	(11.9)
Revenue	10,506	10,653	(1.4)	(4.1)	2.7	(2.8)

Other growth metrics
Germany - Retail revenue	2,755	2,168	27.1	(26.7)	–	0.4

Vodafone Group Plc ⫶ H1 FY21 results

Additional information

Regional results for the six months ended 30 September 2020

	Revenue		Adjusted EBITDA		Capital additions		Operating free cash flow
	H1 FY21	H1 FY20	H1 FY21	H1 FY20	H1 FY21	H1 FY20	H1 FY21	H1 FY20
	€m	€m	€m	€m	€m	€m	€m	€m
Europe
Germany	6,371	5,590	2,844	2,352	1,161	836	1,309	950
Italy	2,506	2,709	800	1,006	297	229	266	332
UK	2,983	3,151	636	658	313	329	(302)	24
Spain	2,050	2,161	488	460	297	309	(17)	41
Other Europe	2,720	2,690	870	872	359	344	196	248
Netherlands[1]	–	–	–	–	–	–	–	–
Portugal	537	541	213	207	83	84	113	119
Greece	452	488	138	155	54	51	(37)	15
Other	1,735	1,668	519	510	222	209	120	114
Eliminations	(4)	(7)
Eliminations	(47)	(76)
Europe	16,583	16,225	5,638	5,348	2,427	2,047	1,452	1,595
Vodacom	2,423	2,734	891	1,019	333	390	375	484
Other Markets	1,898	2,351	613	755	245	274	192	159
Turkey	1,043	1,156	283	309	112	114	1	(120)
Egypt	760	694	316	329	118	106	188	244
India[1]	–	–	–	–	–	–	–	–
Other	95	501	14	117	15	54	3	35
Other	656	787	(119)	(17)	358	289	(737)	(843)
Eliminations	(133)	(158)
Group	21,427	21,939	7,023	7,105	3,363	3,000	1,282	1,395

Note:
1.	Includes the Group’s share of the joint venture in this market.

Vodafone Group Plc ⫶ H1 FY21 results

Additional information

Revenue - Quarter ended 30 September

Group and Regions	Group		Europe
	Q2 FY21	Q2 FY20	Q2 FY21	Q2 FY20
	€m	€m	€m	€m
Mobile customer revenue	5,375	5,757	3,874	4,049
Mobile incoming revenue	407	437	287	301
Other service revenue	451	520	309	348
Mobile service revenue	6,233	6,714	4,470	4,698
Fixed service revenue	3,075	2,836	2,920	2,640
Service revenue	9,308	9,550	7,390	7,338
Other revenue	1,613	1,736	1,038	1,095
Revenue	10,921	11,286	8,428	8,433

	Growth
	Reported	Organic*	Reported	Organic*
	%	%	%	%
Revenue	(3.2)	(0.7)	(0.1)	(2.3)
Service revenue	(2.5)	(0.4)	0.7	(1.8)

Operating Companies	Germany		Italy		UK
	Q2 FY21	Q2 FY20	Q2 FY21	Q2 FY20	Q2 FY21	Q2 FY20
	€m	€m	€m	€m	€m	€m
Mobile customer revenue	1,119	1,127	690	794	739	755
Mobile incoming revenue	54	49	65	71	57	65
Other service revenue	104	113	68	69	58	68
Mobile service revenue	1,277	1,289	823	934	854	888
Fixed service revenue	1,606	1,407	306	292	354	330
Service revenue	2,883	2,696	1,129	1,226	1,208	1,218
Other revenue	321	322	147	153	312	364
Revenue	3,204	3,018	1,276	1,379	1,520	1,582

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	6.2	(0.4)	(7.5)	(7.1)	(3.9)	(3.6)
Service revenue	6.9	(0.1)	(7.9)	(8.0)	(0.8)	(0.5)

	Spain		Vodacom
	Q2 FY21	Q2 FY20	Q2 FY21	Q2 FY20
	€m	€m	€m	€m
Mobile customer revenue	565	563	845	957
Mobile incoming revenue	35	29	34	41
Other service revenue	38	59	64	71
Mobile service revenue	638	651	943	1,069
Fixed service revenue	322	327	56	70
Service revenue	960	978	999	1,139
Other revenue	96	101	271	263
Revenue	1,056	1,079	1,270	1,402

	Growth
	Reported	Organic*	Reported	Organic*
	%	%	%	%
Revenue	(2.1)	(2.1)	(9.4)	7.1
Service revenue	(1.8)	(1.8)	(12.3)	3.2

Vodafone Group Plc ⫶ H1 FY21 results

Additional information

Reconciliation of adjusted earnings

	Reported		Adjustments[1]	Adjusted
Six months ended 30 September 2020	€m		€m	€m
Operating profit	3,472		(1,287)	2,185
Amortisation of acquired customer base and brand intangible assets	–		364	364
Non-operating income and expense	–		–	–
Net financing costs	(1,427)		788	(639)
Profit before taxation	2,045		(135)	1,910
Income tax (expense)/credit	(490)		35	(455)
Profit for the financial period	1,555		(100)	1,455

Attributable to:
– Owners of the parent	1,314		(100)	1,214
– Non-controlling interests	241		–	241

Basic earnings per share	4.45	c		4.11	c

Note:

1.	Adjustments to operating profit of €1,287 million, further details of which are included on page 25, comprise a credit of €86 million of restructuring costs, offset by charges of €1,184 million of adjusted other income and expense and €189 million of lease interest.

	Reported		Adjustments[1]	Adjusted
Six months ended 30 September 2019	€m		€m	€m
Operating profit	577		872	1,449
Amortisation of acquired customer base and brand intangible assets	–		232	232
Net financing costs	(1,088)		289	(799)
(Loss)/profit before taxation	(511)		1,393	882
Income tax (expense)/credit	(1,380)		986	(394)
(Loss)/profit for the financial period	(1,891)		2,379	488

Attributable to:
– Owners of the parent	(2,128)		2,378	250
– Non-controlling interests	237		1	238

Basic (loss)/earnings per share	(7.24	)c		0.85	c

Note:

1.	Adjustments to operating profit of €872 million, further details of which are included on page 25, comprise credits of €163 million of restructuring costs and €872 million of adjusted other income and expense, offset by charges of €163 million of lease interest.

Vodafone Group Plc ⫶ H1 FY21 results

Definitions

Term	Definition
Adjusted earnings per share	Adjusted earnings per share reflects the exclusions of adjusted EBIT and adjusted financing costs, together with related tax effects.
Adjusted EBIT	Operating profit after depreciation on lease-related right of use assets and interest on leases but excluding share of results in associates and joint ventures, impairment losses, amortisation of customer bases and brand intangible assets restructuring costs arising from discrete restructuring plans and other income and expense. The Group’s definition of adjusted EBIT may not be comparable with similarly titled measures and disclosures by other companies.
Adjusted EBITDA	Operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation and amortisation and gains/losses on disposal for owned fixed assets and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. The Group’s definition of adjusted EBITDA may not be comparable with similarly titled measures and disclosures by other companies.
Adjusted net financing costs	Adjusted net financing costs exclude mark to market and foreign exchange gains/losses and interest on lease liabilities.
Adjusted non-controlling interests	Adjusted non-controlling interests exclude the impact of items adjusted in calculating Adjusted operating profit, Adjusted net financing costs and Adjusted income tax expense.
Adjusted operating profit	Group adjusted operating profit excludes impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets and other income and expense.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and transformation capital expenditure.
CEE	Central and eastern Europe.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Customer costs	Includes acquisition costs, retention costs and other direct costs of providing services.
Depreciation and other amortisation	The accounting charge that allocates the cost of a tangible or intangible asset to the income statement over its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software.
Direct costs	Direct costs include interconnect costs and other direct costs of providing services.
Emerging consumer customers	Consumers in our Emerging Markets.
Emerging markets	Emerging Markets include Turkey, South Africa, Tanzania, the DRC, Mozambique, Lesotho and Egypt.
Europe Region	The Group’s region, Europe, which comprises the European operating segments.
Fixed service revenue	Service revenue relating to provision of fixed line (‘fixed’) and carrier services.
Free cash flow (‘FCF’)	Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments, dividends paid to non-controlling shareholders in subsidiaries, restructuring costs arising from discrete restructuring plans, transformation capital expenditure and licence and spectrum payments.
Free cash flow (pre-spectrum and restructuring)	Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments, dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs arising from discrete restructuring plans, transformation capital expenditure and licence and spectrum payments.
IFRS 15	International Financial Reporting Standard 15 “Revenue from contracts with customers”. The accounting policy adopted by the Group on 1 April 2018.
IFRS 16	International Financial Reporting Standard 16 “Leases”. The accounting policy adopted by the Group on 1 April 2019.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’)	The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.
Mobile customer revenue	Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge (‘in-bundle’) and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles (‘out-of-bundle’). Mobile in-bundle and out-of-bundle revenues are combined to simplify presentation.
Mobile service revenue	Service revenue relating to the provision of mobile services.
Net debt	Long-term borrowings, short-term borrowings, short-term investments, mark-to-market adjustments and cash collateral on derivative financial instruments less cash and cash equivalents and excluding lease liabilities and borrowings specifically secured against Indian assets.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Operating expenses	Comprise primarily sales and distribution costs, network and IT related expenditure and business support costs.
Operating free cash flow	Cash generated from operations after cash payments for capital additions (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible fixed assets and property, plant and equipment, but before restructuring costs arising from discrete restructuring plans.
Organic growth	A non-GAAP performance measure which presents performance on a comparable basis, in terms of merger and acquisition activity (notably by excluding Vodafone New Zealand and the acquired European Liberty Global assets), movements in foreign exchange rates and the impact of the implementation of IFRS 16 ‘Leases’.
Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary and Albania.

Vodafone Group Plc ⫶ H1 FY21 results

Definitions

Other Markets	Other Markets include Turkey, Egypt and Ghana.
Other revenue	Other revenue includes connection fees, equipment revenue, interest income and lease revenue.
Ratio of net debt to adjusted EBITDA	The ratio of net debt to adjusted EBITDA is calculated using adjusted EBITDA for a rolling 12 month period, normalised for acquisitions and disposals within the period.
Regulation	Impact of industry law and regulations covering telecommunication services. The impact of regulation on service revenue in European markets comprises the effect of changes in European mobile termination rates and changes in out-of-bundle roaming revenues less the increase in visitor revenues.
Reported growth	Based on amounts reported in euros as determined under IFRS.
Restructuring costs	Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency.
Return on Capital Employed (‘ROCE’)	See page 30 for a summary of the basis of calculation.
RGUs	Revenue Generating Units describes the average number of fixed line services taken by subscribers.
Roaming	Allows customers to make calls, send and receive texts and data on other operators’ mobile networks, usually while travelling abroad.
Service revenue	Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.
SME	Small and medium sized enterprises.
SoHo	Small-office-Home-office customers.
Transformation capital expenditure	Capital expenditure incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries.
Vodafone Business	Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services.

Notes

1.	References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Portrait, the Vodafone Speech mark, Vodafone Broken Speech mark Outline, Vodacom, Vodafone One, The future is exciting. Ready? and M-Pesa, are trade marks owned by Vodafone. Other product and company names mentioned may be the trade marks of their respective owners.

2.	All growth rates reflect a comparison to the six months ended 30 September 2019 unless otherwise stated.

3.	References to “Q1” and “Q2” are to the three months ended 30 June 2020 and 30 September 2020, respectively, unless otherwise stated. References to the “half year”, “first half” or “H1” are to the six months ended 30 September 2020 unless otherwise stated. References to the “year” or “2021 financial year” are to the financial year ending 31 March 2021 and references to the “last year” or “last financial year” are to the financial year ended 31 March 2020 unless otherwise stated.

4.	Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

5.	Quarterly historical information, including information for service revenue, mobile customers, mobile churn, mobile data usage, mobile ARPU and certain fixed line and convergence metrics, is provided in a spreadsheet available at https://investors.vodafone.com/reports-information/results-reports-presentations

6.	This trading update contains references to our website. Information on our website is not incorporated into this update and should not be considered part of this update. We have included any website as an inactive textual reference only.

Vodafone Group Plc ⫶ H1 FY21 results

Forward-looking statements and other matters

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations and the guidance for organic adjusted EBITDA and free cash flow (pre-spectrum and restructuring) for the financial year ending 31 March 2021; the IPO and listing of Vantage Towers; prospects for the 2021 financial year, including the response to the COVID-19 crisis and Vodafone’s support for national governments’ digital agendas; expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently including 5G networks, sharing infrastructure and its benefits and sharing mobile networks in Europe; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including in respect of Vodafone Business’ partnership with Accenture.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber-attacks, insider threats or supplier breaches; general economic and political conditions including as a consequence of the COVID-19 pandemic, of the jurisdictions in which the Group operates, including as a result of Brexit, and changes to the associated legal, regulatory and tax environments; increased competition; increased disintermediation; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to extend and expand its spectrum position to support ongoing growth in customer demand for mobile data services; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the financial year ended 31 March 2020. The annual report can be found on the Group’s website (https://investors.vodafone.com/reports-information/latest-annual-results). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Any securities issued in connection with an IPO of Vantage Towers will not be registered under the US Securities Act of 1933 (the “Securities Act”), and may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an exemption from registration.

Copyright © Vodafone Group 2020	-ends-

Vodafone Group Plc ⫶ H1 FY21 results

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Registrant)

Dated: November 19, 2020

By:	/s/ R E S MARTIN

Name: Rosemary Martin

Title: Group General Counsel and Company Secretary